Filed Pursuant to Rule 424(b)(3)
Registration No. 333-226580

PROSPECTUS

PLATINUM GROUP METALS LTD.

117,453,862 Common Shares

This prospectus of Platinum Group Metals Ltd. relates to the issuance of up to 117,453,862 of our common shares. The common shares are issuable from time to time on the exercise of 117,453,862 warrants, each sold on May 15, 2018. Each warrant entitles the holder to acquire one of our common shares at a price of US$0.17 per common share until 4:00 p.m. (Vancouver time) on November 15, 2019.

This prospectus registers the issuance of the common shares upon exercise of the warrants under the United States Securities Act of 1933, as amended.

Neither the United States Securities and Exchange Commission nor any state or Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

Our outstanding common shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “PTM” and on the NYSE American LLC (the “NYSE American”) under the symbol “PLG”. The outstanding Warrants are listed for trading on the TSX under the symbol “PTM.WT.U”. On August 9, 2018, the closing price of the common shares on the TSX was CAN$0.145, the closing price of the common shares on the NYSE American was US$0.11 and the closing price of the warrants on the TSX was CAN$0.01

An investment in our common shares is highly speculative and involves a high degree of risk. See “Cautionary Note Regarding Forward Looking Statements” on page I-3 and “Risk Factors” on page I-23 of this prospectus.

The date of this prospectus is August 10, 2018

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ABOUT THIS PROSPECTUS

Platinum Group Metals Ltd. (the “Company”, “we” or “us”) filed: (i) a registration statement with the SEC on Form F-10 (Registration No. 333-213985), as subsequently amended by Amendment No. 1, which was declared effective by the SEC on October 14, 2016 (the “Form F-10 Registration Statement”); and (ii)(A)(1) a preliminary prospectus supplement dated May 3, 2018 and (2) a final prospectus supplement dated May 11, 2018 with the securities commission or similar regulatory authority in each of the provinces in Canada, except Quebec, and (B)(1) a preliminary prospectus supplement dated May 3, 2018 and (2) a final prospectus supplement dated May 11, 2018 to the Form F-10 Registration Statement with the United States Securities and Exchange Commission (the “SEC”), relating to the offering (the “Unit Offering”) by the Company of up to 131,100,000 units (the “Units”). The Unit Offering was completed on May 15, 2018 (the “Closing Date”).

Each Unit consisted of one common share of the Company (“Common Shares”, and with respect to each Common Share of a Unit, sometimes referred to as an “Offered Share”) and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to acquire, subject to adjustment in certain circumstances, one Common Share at a price of US$0.17 per Common Share (the “Warrant Exercise Price”) until the date that is 18 months following the Closing Date (as defined herein) (the “Expiry Date”).

The Company then filed a prospectus supplement to the Form F-10 Registration Statement on May 14, 2018 pursuant to General Instruction II.L of Form F-10 relating to the issuance of up to 131,100,000 Common Shares issuable pursuant to up to 131,100,000 Warrants that were to be issued and sold as part of the Unit Offering (sometimes referred to as the “Warrant Shares”).

The Company issued and sold 117,453,862 Warrants in the Unit Offering, thereby reserving 117,453,862 Common Shares for issuance pursuant to the exercise of the Warrants. None of the Warrants have been exercised, and all of the Warrants remain outstanding and exercisable for Common Shares. This prospectus (the “Prospectus”) is part of a  registration statement on Form F-3 (the “Form F-3 Registration Statement”) filed by the Company to register the offer and sale by the Company of up to 117,453,862 Common Shares issuable pursuant to the exercise of the Warrants in place of the registration of the same pursuant to the Form F-10 Registration Statement. This Prospectus is intended to supersede the prospectus supplement to the Form F-10 Registration Statement filed on May 14, 2018 relating to the exercise of the Warrants. For clarity, no additional securities are registered under the Form F-3 Registration Statement that were not registered under the Form F-10 Registration Statement.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus. The Company has not authorized anyone to provide investors with different information. The Company is not making an offer of the Warrant Shares in any jurisdiction where such offer is not permitted. An investor should assume that the information appearing in this Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus and the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Company has not independently verified such information, and it does not make any representation as to the accuracy of such information.

The Company’s annual consolidated financial statements that are incorporated by reference into this Prospectus have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

Unless the context otherwise requires, references in this Prospectus to the “Company” include Platinum Group Metals Ltd. and each of its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward Looking Statements”). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward Looking Statements. The words “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify Forward Looking Statements, although these words may not be present in all Forward Looking Statements. Forward Looking Statements included or incorporated by reference in this Prospectus and the documents incorporated by reference herein include, without limitation, statements with respect to:

•	the realization of proceeds from the Share Transaction (as defined below) component of the Maseve Sale Transaction (as defined below);

•	the use of proceeds upon exercise of the Warrants;

•	the timely completion of additional required financings and the potential terms thereof;

•	the Company regaining compliance with the continued listed criteria and the potential of the NYSE American initiating delisting procedures;

•	the repayment and compliance with the terms of indebtedness;

•	any potential exercise by Impala Platinum Holdings Ltd. (“Implats”) of the Purchase and Development Option (as defined below);

•

the use of proceeds from the HCI Private Placement (defined below) and any board appointments or participation in future financings of the Company involving the issuance of equity or securities convertible into equity by Hosken Consolidated Investments Ltd. (“HCI”);

•	the completion of the Definitive Feasibility Study (“DFS”) and filing of a mining right application for, and other developments related to, the Waterberg Project (as defined below);

•	the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

•	revenue, cash flow and cost estimates and assumptions;

•	future events or future performance;

•	governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

•	developments in South African politics and laws relating to the mining industry;

•	anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties;

•	project economics;

•	future metal prices and exchange rates;

•	mineral reserve and mineral resource estimates; and

•	potential changes in the ownership structures of the Company’s projects.

Forward Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and concentrator and smelter recovery are based upon the estimates in the technical report referred to in this Prospectus and in the documents incorporated by reference herein and ongoing cost estimation work, and the Forward Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical report and ongoing estimates.

Forward Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward Looking Statements, and even if events or results discussed in the Forward Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

•	the Company’s additional financing requirements;

•

risks relating to delays in or the Company’s inability to realize on the proceeds of, or possible litigation resulting from, the Share Transaction component of the sale of the Maseve platinum and palladium mine (“Maseve Mine”), also known as Project 1 (“Project 1”) and Project 3 (“Project 3”) of what was formerly the Western Bushveld Joint Venture (the “WBJV”);

•

the inability of the Company to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness, and the restrictions imposed by such indebtedness;

•

the LMM Facility (as defined below) is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited (“PTM RSA”) and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”) to Liberty Metals & Mining Holdings, LLC, a subsidiary of Liberty Mutual Insurance (“LMM”) under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness;

•	risks relating to the Company’s ability to continue as a going concern;

•	the Company’s history of losses;

•	the Company’s negative cash flow;

•	uncertainty of estimated production, development plans and cost estimates for the Waterberg Project;

•

discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

•	fluctuations in the relative values of the U.S. Dollar, the South African Rand and the Canadian Dollar;

•	volatility in metals prices;

•	the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project;

•	any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”) or the former shareholders of Maseve Investments 11 Proprietary Limited (“Maseve”);

•	completion of the DFS for the Waterberg Project, which is subject to resource upgrade and economic analysis requirements;

•	the ability of the Company to retain its key management employees and skilled and experienced personnel;

•	contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

•	conflicts of interest among the Company’s officers and directors;

•	litigation or other legal or administrative proceedings brought against the Company;

•	actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

•	the possibility that the Company may become subject to the Investment Company Act of 1940, as amended (the “Investment Company Act”);

•

exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

•	property and mineral title risks including defective title to mineral claims or property;

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;

•	extreme competition in the mineral exploration industry;

•	delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

•	any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act (the “MPRDA”);

•

risks of doing business in South Africa, including but not limited to, labour, economic and political instability, potential changes to and failures to comply with legislation and interruptions or shortages in the supply of electricity or water;

•

the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company’s prospecting and mining operations and to otherwise comply with the Amended Broad Based Socio Economic Empowerment Charter for the South African Mining Industry (the “Mining Charter”) or any subsequent mining charter;

•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire the Common Shares;

•	the risk that the Company’s Common Shares may be delisted, or that the Company may be required to effect a reverse stock split in order to maintain the listing of the Common Shares on the NYSE American;

•	volatility in the price of the Common Shares;

•	the lack of a public market for the Warrants, and the potential inability of prospective investors to resell the Warrant Shares at or above the Warrant Exercise Price, if at all;

•	possible dilution to holders of Common Shares upon the exercise or conversion of outstanding stock options, warrants or convertible notes, as applicable;

•	any designation of the Company as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders; and

•	the other risks disclosed under the heading “Risk Factors” in this Prospectus and in the Form 20-F (as defined herein), as well as in the documents incorporated by reference herein and therein.

These factors should be considered carefully, and investors should not place undue reliance on the Forward Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in the Forward Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this Prospectus and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward Looking Statement, whether as a result of new information, future events or results or otherwise.

CAUTIONARY NOTE REGARDING MINERAL RESERVE AND MINERAL RESOURCE DISCLOSURE

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with Canada’s National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the SEC. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. See “Reserve and Mineral Resource Disclosure”. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this Annual Report and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder. The Company has not disclosed or determined any mineral reserves under SEC Industry Guide 7 standards in respect of any of its properties.

Due to the uncertainty that may be attached to inferred mineral resource estimates, it cannot be assumed that all or any part of an inferred mineral resource estimate will be upgraded to an indicated or measured mineral resource estimate as a result of continued exploration. Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out NI 43-101. Inferred mineral resource estimates are excluded from estimates forming the basis of a feasibility study.

NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of proven reserves, probable reserves, measured resources, indicated resources and inferred resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A “mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, governmental and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses which may occur when the material is mined or extracted. A “proven mineral reserve” is the economically mineable part of a measured mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support detailed mine planning and final evaluation of the economic viability of the deposit. A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the appropriate application of technical and economic parameters in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

A “mineral resource” is a concentration or occurrence of solid material in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of technical and economic parameters in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade continuity between points of observation. Mineral resources that are not mineral reserves do not have demonstrated economic viability. An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

A “feasibility study” is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, governmental and other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A “preliminary feasibility study” or “pre-feasibility study” is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the applicable mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, governmental and other relevant operational factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. “Cut-off grade” means (a) in respect of mineral resources, the lowest grade below which the mineralized rock currently cannot reasonably be expected to be economically extracted, and (b) in respect of mineral reserves, the lowest grade below which the mineralized rock currently cannot be economically extracted as demonstrated by either a preliminary feasibility study or a feasibility study. Cut-off grades vary between deposits depending upon the amenability of ore to mineral extraction and upon costs of production and metal prices.

DESCRIPTION OF EXISTING INDEBTEDNESS

LMM Facility

The Company is party to a secured credit facility (the “LMM Facility”) in favor of LMM, as agent and a lender, and the other lenders from time to time party thereto (collectively, the “LMM Lenders”) dated as of November 2, 2015, as most recently amended and restated as of February 12, 2018 and as further amended (the “LMM Facility Agreement”). The LMM Facility is a US$40.0 million facility and was drawn down in full in a single advance in November 2015. The LMM Facility matures on October 31, 2019 (the “LMM Maturity Date”), because the Company (i) completed the Required Financing (defined below) before May 31, 2018, (ii) used the first US$12.0 million of gross proceeds from the Required Financing to reduce outstanding indebtedness under the LMM Facility and (iii) was not otherwise in default under the LMM Facility Agreement (collectively, the “Required Financing Conditions”).

Interest at LIBOR plus 9.5% is accrued under the LMM Facility monthly and capitalized. Payment and performance of the Company’s obligations under the LMM Facility are guaranteed by PTM RSA and secured by a security interest in favor of LMM, on behalf of the LMM Lenders, in all of the Company’s present and after-acquired real and personal property, together with the proceeds thereof, and a pledge over all of the issued shares in the capital of PTM RSA and the shares that PTM RSA holds in Waterberg JV Co. The LMM Facility contains various representations, warranties and affirmative and negative covenants of the Company, and provisions regarding default and events of default, in each case relating to the Company and related entities, including Waterberg JV Co. and Mnombo.

The Company was a party to a first secured credit facility (the “Sprott Facility”) in favor of Sprott Resource Lending Partnership, as agent (in such capacity, the “Sprott Agent”) and a lender, and the other lenders from time to time party thereto, (collectively, the “Sprott Lenders”) dated as of February 13, 2015 and as later amended and restated. On March 20, 2018, the Company made a payment of US$107,755 to reduce the indebtedness under the Sprott Facility. Later, on April 10, 2018 the Company used US$46.98 million from the proceeds of the Plant Sale Transaction (as defined below) to immediately repay all remaining indebtedness under the Sprott Facility, consisting of the outstanding principal amount of US$40.0 million, a bridge loan of US$5.0 million, all accrued and unpaid interest of approximately US$1.78 million and, pursuant to the third amendment to the Sprott Facility, a fee of US$200,000 due upon the repayment of the Sprott Facility.

For more information regarding the Sprott Facility, see the Interim MD&A (as defined below) and the Form 20-F.

From the remaining proceeds of the Plant Sale Transaction, pursuant to the fifth amendment to the original LMM Facility Agreement, the Company then paid an amount of US$6.32 million to LMM on April 10, 2018. A further payment of Rand 3.26 million (US$271,667) was received from Royal Bafokeng Platinum Limited (“RBPlat”) on April 9, 2018, for the exchange rate variance through the closing process of the Plant Sale Transaction from April 4, 2018 to April 5, 2018, and the amount in U.S. dollars was paid to LMM on April 13, 2018. These payments totaling US$6.59 million have been applied to reduce outstanding indebtedness under the LMM Facility, consisting of a US$400,000 fee due to LMM upon the repayment of the Sprott Facility and US$6.19 million to reduce the PPA Termination Payment (as defined below). Following the closing of the Unit Offering and the HCI Private Placement, the Company paid an additional US$12.0 million to reduce outstanding indebtedness under the LMM Facility, including paying the remaining amount of the PPA Termination Payment.

The LMM Facility was originally in second secured position relative to the Sprott Facility. Once the Sprott Facility was fully repaid, the LMM Facility assumed the first secured position.

With respect to the RBPlat (as defined below) shares received by the Company in the Share Transaction, the Company has agreed to pledge such shares under the LMM Facility, complete the sale of such shares in a commercially reasonable and prompt manner and in any event within 120 days of receipt, with the proceeds of such sale to be used to reduce the outstanding indebtedness under the LMM Facility.

The Company agreed to raise US$15.0 million in subordinated debt (in form and substance satisfactory to LMM), equity or securities convertible into equity before May 31, 2018 (the “Required Financing”). The first US$12.0 million of gross proceeds of the Required Financing was to be used to reduce the outstanding indebtedness under the LMM Facility. Assuming the Required Financing Conditions are met, the Company also agreed to use 50% of the proceeds from the exercise of any warrants or other convertible securities issued by the Company for repayment of outstanding indebtedness under the LMM Facility. However, if the Required Financing Conditions were not met, then in addition to completing the Required Financing prior to May 31, 2018 and using the first US$12.0 million of gross proceeds to reduce outstanding indebtedness under the LMM Facility, the Company was to be required to raise, from and after May 31, 2018 and prior to July 31, 2018, an additional US$20.0 million in Common Shares or subordinated debt (in form and substance satisfactory to LMM) (the “Additional Required Financing”), from which the first US$20.0 million of net proceeds was to be used to reduce outstanding indebtedness under the LMM Facility. The Company has satisfied the conditions of the Required Financing and, accordingly, will not be required to complete the Additional Required Financing.

The Company has also agreed to use 50% of the net proceeds from any equity or debt financings in excess of US$500,000 in the aggregate (excluding intercompany financings, the Required Financing and the Additional Required Financing, as applicable) for repayment of outstanding indebtedness under the LMM Facility. See the risk factor entitled “The Company will require additional financing, which may not be available on acceptable terms, if at all.” The Company has also agreed under the LMM Facility to limit its use of cashless exercise features in warrants and convertible securities that it may issue, excluding securities already outstanding and the cashless exercise of Warrants to be issued in the Unit Offering in accordance with their terms.

In connection with the second amendment and restatement of the LMM Facility Agreement, certain events of default were added to the LMM Facility Agreement, including, without limitation, the occurrence of any of the following: the Company fails to remain listed on the TSX; RBPlat fails to remain listed on the Johannesburg Stock Exchange Limited (the “JSE Limited”); the RBPlat shares are cease traded (or equivalent) for a period of 30 days or more; the Company fails to apply the proceeds from the sale of RBPlat shares received upon completion of the Share Transaction to reduce indebtedness under the LMM Facility within three days of receipt; RBPlat makes an indemnity claim or seeks to reduce the amounts payable to the Company; Africa Wide Mineral Prospecting and Exploration Proprietary Limited (“Africa Wide”) is paid in connection with the Maseve Sale Transaction an amount greater than 347,056 shares of RBPlat or the South African Rand equivalent of US$854,935.01; or the Company fails to apply the Maseve rehabilitation deposit (the “Environmental Deposit Amount”) to reduce its indebtedness under the LMM Facility within three business days of receipt. The Company has agreed to maintain consolidated, unrestricted cash and cash equivalents of at least US$2.0 million and working capital in excess of US$1.0 million beginning May 31, 2018.

In connection with the LMM Facility, in November 2015 the Company and LMM entered into a production payment agreement pursuant to which the Company agreed to pay LMM a production payment of 1.5% of net proceeds received on concentrate sales or other minerals from the Maseve Mine (the “PPA”). The Company, PTM RSA and LMM entered into a Production Payment Agreement Termination Agreement, dated as of October 30, 2017 and amended as of February 12, 2018, May 1, 2018, and May 10, 2018, pursuant to which the Company was required to pay LMM either US$15.0 million before May 31, 2018 or US$25.0 million from May 31, 2018 to the LMM Maturity Date (the applicable payment, the “PPA Termination Payment”). The PPA Termination Payment was considered to be indebtedness under the LMM Facility and was secured by the same collateral as the LMM Facility.

After applying approximately US$6.19 million toward the PPA Termination Payment, as described above, and after applying US$12.0 million of the proceeds from the Unit Offering and HCI Private Placement first towards the PPA Termination Payment (and then towards the remaining outstanding indebtedness under the LMM Facility), the PPA Termination Payment was satisfied in the amount of US$15.0 million before May 31, 2018.

On May 29, 2018, the Company received the Environmental Deposit Amount in the amount of Rand 57.51 million (approximately US$4.57 million as of such date). Such amount was applied to reduce the Company’s indebtedness under the LMM Facility. As of August 2, 2018, the Company’s indebtedness under the LMM Facility was US$46.9 million.

For more information regarding the LMM Facility and the PPA Termination Payment, see the Interim MD&A and the Form 20-F.

Convertible Notes

On June 30, 2017, the Company issued and sold to certain institutional investors US$20.0 million in aggregate principal amount of 6 7/8% convertible senior subordinated notes due July 1, 2022 (the “Notes”). The Notes are governed by an indenture between the Company and The Bank of New York Mellon dated June 30, 2017, as supplemented on January 31, 2018 (together, the “Note Indenture”). The Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in Common Shares or a combination of cash and Common Shares, and will mature on July 1, 2022, unless, subject to certain exceptions, such notes are earlier repurchased, redeemed or converted.

Subject to certain exceptions, the Notes will be convertible at any time at the option of the holder, and may be settled, at the Company’s election, in cash, Common Shares, or a combination of cash and Common Shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in Common Shares. The initial conversion rate of the Notes is 1,001.1112 Common Shares per US$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately US$0.9989 per Common Share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company’s Common Shares of US$0.8686 per share on June 27, 2017. The conversion rate will be subject to adjustment upon the occurrence of certain events. If the Company pays interest in Common Shares, such shares will be issued at a price equal to 92.5% of the simple average of the daily volume-weighted average price of the Common Shares for the 10 consecutive trading days ending on the second trading day immediately preceding the payment date, on the NYSE American exchange or, if the Common Shares are not then listed on the NYSE American exchange, on the principal U.S. national or other securities exchange or market on which the Common Shares are then listed or admitted for trading.

Notwithstanding the foregoing, no holder will be entitled to receive Common Shares upon conversion of Notes to the extent that such receipt would cause the converting holder or persons acting as a “group” to become, directly or indirectly, a “beneficial owner” (as defined in the Note Indenture) of more than 19.9% of the Common Shares outstanding at such time or, in the case of Citadel Equity Fund Ltd. (one of the note holders), if it or its affiliates would become a “beneficial owner” of more than 4.9% of the Common Shares outstanding at such time. In addition, the Company will not issue an aggregate number of Common Shares pursuant to the Notes that exceeds 19.9% of the total number of Common Shares outstanding on June 30, 2017.

On or after July 1, 2018 and before July 1, 2019, the Company shall have the right to redeem all or part of the Notes at a price, payable in cash, of 110.3125% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; on or after July 1, 2019 and before July 1, 2020, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 105.15625% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding, the redemption date; and on or after July 1, 2020, until the maturity date, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Upon the occurrence of a fundamental change as defined in the Note Indenture, the Company must offer to purchase the outstanding Notes at a price, payable in cash, equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any.

The Company agreed in the Note Indenture to cause a prospectus and a registration statement to be filed with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, as applicable, and become usable and effective within six months after June 30, 2017, and to remain usable and effective for certain periods. The Note Indenture provides that if the Company does not do so, it shall pay additional interest on the Notes at a rate of 0.25% per annum for the first 90 days and at a rate of 0.50% per annum thereafter, until the Notes are freely tradable by holders other than affiliates and certain other events have occurred. The Company has not filed the prospectus and registration statement and, accordingly, currently pays additional interest as provided for in the Note Indenture.

The Notes are unsecured senior subordinated obligations and are subordinated in right of payment to the prior payment in full of all of the Company’s existing and future senior indebtedness pursuant to the Note Indenture. The Company may issue additional Notes in accordance with the terms and conditions set forth in the Note Indenture. The Note Indenture contains certain additional covenants, including covenants restricting asset dispositions, issuances of capital stock by subsidiaries, incurrence of indebtedness, business combinations and share exchanges.

On July 25, 2017, US$10,000 of Notes were converted into 13,190 Common Shares of the Company. On January 1, 2018, the Company made the first semi-annual interest payment on the Notes, issuing 2,440,629 Common Shares of the Company in payment of US$691,110 of interest. On July 1, 2018, the Company made the second semi-annual interest payment on the Notes, issuing 7,579,243 Common Shares of the Company in payment of US$724,776 of interest. As at August 2, 2018, US$19.99 million principal amount of the Notes remain outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Copies of the documents incorporated by reference in this Prospectus and not delivered with this Prospectus may be obtained on written or oral request without charge from Frank Hallam at Suite 788, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5, telephone (604) 899-5450 and are also available electronically at www.sedar.com and www.sec.gov.

The following documents, filed or furnished by the Company with the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the Form 20-F annual report of the Company for the financial year ended August 31, 2017 (the “Form 20-F”), filed with the SEC on December 29, 2017;

(b)

the description of the Company’s Common Shares set forth in the Company’s annual report on Form 20-F/A filed with the SEC on May 22, 2007 and as further set forth in the Amendment No. 1 to the Company’s registration statement on Form 8-A (File No. 001-33562) filed with the SEC on February 3, 2016;

(c)

Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on April 12, 2018, containing the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended February 28, 2018, together with the notes thereto (the “February Financial Statements”);

(d)

Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on July 16, 2018, containing the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended May 31, 2018, together with the notes thereto (the “May Financial Statements”);

(e)

Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on August 2, 2018, containing the unaudited pro forma condensed consolidated income statements of the Company for the nine months ended May 31, 2018 and the year ended August 31, 2017 relating to the disposition of Maseve (the “Pro Forma Financial Statements”);

(f)

Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on January 12, 2018, containing the unaudited condensed consolidated interim financial statements of the Company for the three months ended November 30, 2017, together with the notes thereto (together with the Annual Financial Statements, the February Financial Statements, the May Financial Statements and the Pro Forma Financial Statements, the “Financial Statements”);

(g)

Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on April 12, 2018, containing the management’s discussion and analysis of the Company for the three and six months ended February 28, 2018 (the “February MD&A”);

(h)

Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on July 16, 2018, containing the management’s discussion and analysis of the Company for the three and nine months ended May 31, 2018 (the “May MD&A”);

(i)

Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on January 12, 2018, containing the management’s discussion and analysis of the Company for the three months ended November 30, 2017 (together with the February MD&A and the May MD&A, the “Interim MD&A”);

(j)

Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on January 17, 2018, containing the management information circular of the Company dated January 2, 2018 prepared for the purposes of the annual general meeting of the Company held on February 23, 2018;

(k)

Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on October 20, 2016, containing the NI 43-101 technical report entitled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study — Project Areas located on the Northern Limb of the Bushveld Igneous Complex, South Africa” dated October 19, 2016 (the “Waterberg PFS”);

(l)

Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on September 6, 2017, containing the material change report of the Company announcing that the Company had entered into a term sheet with RBPlat to sell Maseve in a transaction involving the Plant Sale Transaction and the Share Transaction (together, the “Maseve Sale Transaction”) valued at approximately US$74.0 million;

(m)

Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on October 16, 2017, containing the material change report of the Company announcing that Implats had entered into definitive agreements (the “Implats Transaction”) with the Company, Japan Oil, Gas and Metals National Corporation (“JOGMEC”), Mnombo and Waterberg JV Co.;

(n)

Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on November 6, 2017, containing the material change report of the Company announcing the closing of the first phase of the Implats Transaction;

(o)

Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on January 31, 2018, containing the material change report of the Company announcing the completion of due diligence and the execution of binding legal agreements for the Maseve Sale Transaction;

(p)

Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on February 14, 2018, containing the material change report of the Company announcing that all remaining conditions precedent to the sale of the Maseve concentrator plant and certain surface rights to RBPlat in connection with the Maseve Sale Transaction have been fulfilled;

(q)

Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on April 6, 2018, containing the material change report of the Company announcing the closing of the sale of the Maseve concentrator plant and certain surface rights to RBPlat in connection with the Maseve Sale Transaction;

(r)

Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on May 2, 2018, containing the material change report of the Company announcing certain amendments to the LMM Facility;

(s)

Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on May 3, 2018, containing the material change report of the Company announcing the execution of a subscription agreement with HCI for a private placement sale of units to HCI or a subsidiary of HCI;

(t)

Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on May 11, 2018, containing the material change report of the Company announcing certain amendments to the LMM Facility and HCI Private Placement;

(u)	Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on May 11, 2018, containing the material change report of the Company regarding the Unit Offering; and

(v)

Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on May 22, 2018, containing the material change report of the Company regarding the closing of the HCI Private Placement and the Unit Offering.

In addition, all subsequent annual reports filed by the Company on Form 20-F, Form 40-F or Form 10-K, and all subsequent filings on Forms 10-Q and 8-K filed by the Company pursuant to the United States Securities Exchange Act, as amended (the “Exchange Act”), prior to the termination of the offering, shall be deemed to be incorporated by reference into this Prospectus. Also, the Company may incorporate by reference future reports on Form 6-K that the Company furnishes subsequent to the date of this Prospectus by stating in those Form 6-Ks that they are being incorporated by reference into this Prospectus.

Any statement contained in this Prospectus or a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute a part of this Prospectus, except as so modified or superseded.

ADDITIONAL INFORMATION

Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance an investor should refer to any such contracts, agreements or other documents incorporated by reference for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is subject to the information requirements of the Exchange Act, and applicable Canadian securities legislation, and in accordance therewith files and furnishes reports and other information with the SEC and with the securities regulators in Canada. As a foreign private issuer, certain documents and other information that the Company files and furnishes with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. In addition, as a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

An investor may read any document that the Company has filed with or furnished to the SEC at the SEC’s public reference room in Washington, D.C. An investor may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. An investor should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. An investor may read and download the documents the Company has filed with the SEC under the Company’s corporate profile at www.sec.gov. An investor may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company’s corporate profile on the SEDAR website at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a company organized and existing under the Business Corporations Act (British Columbia). A majority of the Company’s directors and officers, and some or all of experts named in this Prospectus and the documents incorporated by reference herein, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for investors who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors, officers and experts under the United States federal securities laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces and territories of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province or territory in Canada in which the claim is brought.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus are references to Canadian dollars. All references to “CAN$” are to Canadian dollars, references to “US$” are to United States dollars and references to “R” or “Rand” are to South African Rand.

The following table sets forth the rate of exchange for the United States dollar expressed in Canadian dollars in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case, prior to and including April 28, 2017 based on the noon rate of exchange and, subsequent to April 28, 2017, based on the daily exchange rate, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars.

Fiscal Year Ended August 31,
	2017	2016
Average rate for period	CAN$1.3178	CAN$1.3265
Rate at end of period	CAN$1.2536	CAN$1.3124
High for period	CAN$1.3743	CAN$1.4589
Low for period	CAN$1.2447	CAN$1.2544

Nine Months Ended May 31,
	2018	2017
Average rate for period	CAN$1.2732	CAN$1.3349
Rate at end of period	CAN$1.2948	CAN$1.3500
High for period	CAN$1.3088	CAN$1.3743
Low for period	CAN$1.2128	CAN$1.2843

The daily rate of exchange on August 9, 2018 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 equals CAN$1.3040.

The following table sets forth the rate of exchange for the Rand expressed in Canadian dollars in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case, prior to and including April 28, 2017 based on the noon rate of exchange and, subsequent to April 28, 2017, based on the daily exchange rate, as reported by the Bank of Canada for the conversion of Rand into Canadian dollars.

Fiscal Year Ended August 31,
	2017	2016
Average rate for period	CAN$0.0984	CAN$0.0902
Rate at end of period	CAN$0.0968	CAN$0.0893
High for period	CAN$0.1076	CAN$0.0993
Low for period	CAN$0.0892	CAN$0.0821

Nine Months Ended May 31,
	2018	2017
Average rate for period	CAN$0.1006	CAN$0.0989
Rate at end of period	CAN$0.1023	CAN$0.1027
High for period	CAN$0.1106	CAN$0.1076
Low for period	CAN$0.0883	CAN$0.0892

The daily rate of exchange on August 9, 2018 as reported by the Bank of Canada for the conversion of Rand into Canadian dollars was one Rand equals CAN$0.09581.

NOTICE REGARDING NON-IFRS MEASURES

This Prospectus and the documents incorporated by reference herein include certain terms or performance measures that are not defined under IFRS, such as cash costs, all-in sustaining costs and total costs per payable ounce, realized price per ounce, adjusted net income (loss) before tax, adjusted net income (loss) and adjusted basic earnings (loss) per share. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with the Financial Statements.

PROSPECTUS SUMMARY

This summary highlights certain information about us and selected information contained elsewhere in or incorporated by reference in this Prospectus or the documents incorporated by reference herein. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Warrant Shares. For a more complete understanding of our company, we encourage you to read and consider carefully the more detailed information in this Prospectus, including the information incorporated by reference herein, and in particular, the information under the heading “Risk Factors” in this Prospectus and in the Form 20-F.

Certain capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus.

Overview

We are a platinum and palladium focused exploration and development company conducting work primarily on mineral properties we have staked or acquired by way of option agreements or applications in the Republic of South Africa. Our material mineral property is the Waterberg Joint Venture Project (the “Waterberg Project”). The Waterberg Project is comprised of two adjacent project areas formerly known as the Waterberg joint venture project and the Waterberg extension project. The Waterberg Project is held by Waterberg JV Co., in which we are the largest owner, with a 50.02% beneficial interest. Our wholly-owned direct subsidiary, PTM RSA, directly holds 37.05% of this interest, and 12.974% is held indirectly through PTM RSA’s 49.9% interest in Mnombo, a Black Economic Empowerment (“BEE”) company which holds 26.0% of Waterberg JV Co. PTM RSA is a participant in the Waterberg Project, together with JOGMEC, Implats and Mnombo, and is the operator of the Waterberg Project. Implats has been granted a call option exercisable in certain circumstances to purchase and earn into a 50.01% interest in Waterberg JV Co. (the “Purchase and Development Option”).

We have sold all of our rights and interests, indirectly held through PTM RSA, in Maseve, including the Maseve Mine and Project 3 of what was formerly the WBJV both located on the Western Limb of the Bushveld Complex. Currently, we consider the Waterberg Project to be our sole material mineral property.

Our principal executive office is located at Bentall Tower 5, Suite 788 – 550 Burrard Street, Vancouver, BC, Canada V6C 2B5 and our telephone number is (604) 899-5450.

Recent Updates

Maseve

On September 6, 2017 we entered into a term sheet to sell all of our rights and interests in Maseve to RBPlat in a transaction valued at approximately US$74.0 million, payable in two steps, for a total value of approximately US$62.0 million in cash and US$12.0 million in RBPlat common shares. A deposit in escrow was paid by RBPlat in the amount of Rand 41,367,300 (valued for conveyance at approximately US$3.5 million equivalent on April 5, 2018) (the “Deposit”) on October 9, 2017. On November 23, 2017, we executed definitive agreements with RBPlat in connection with the Maseve Sale Transaction.

The first step (“Step 1” or the “Plant Sale Transaction”) involved RBPlat acquiring the concentrator plant and certain surface assets of the Maseve Mine for payment of US$58.0 million in cash to Maseve, conditional on certain approvals and conditions precedent. On January 16, 2018, the South African Competition Tribunal approved the Maseve Sale Transaction. All remaining conditions precedent for Step 1 were fulfilled as of February 14, 2018. The Deposit was subsequently released to Maseve on March 15, 2018 and was applied to settle the Redpath Dispute (as described below). Step 1 was then completed on April 5, 2018 coincident with the registration of the applicable surface rights to a wholly-owned subsidiary of RBPlat at the South African deeds office. RBPlat paid into trust, in advance of conveyance, Rand 646.74 million (valued at approximately US$54.5 million on April 4, 2018), being the Rand equivalent of US$58.0 million on April 4, 2018, less the Rand amount of the Deposit.

We received the net Step 1 cash payment of Rand 646.74 million in South Africa on April 5, 2018 coincident with the registration of the applicable surface rights to a wholly owned subsidiary of RBPlat. Upon receipt of the Rand 646.74 million in Canada on April 9, 2018 the Rand amount was translated into US$53.3 million at a weaker exchange rate of 12.1341 for the U.S. dollar to Rand. On April 5, 2018, the legal conveyance date, the quoted U.S. dollar to Rand exchange rate had weakened from the April 4, 2018 preparation date to 11.92. This resulted in a further payment of Rand 3.26 million being due as a result of the exchange rate variation. We received this amount from RBPlat on April 9, 2018. We converted this amount in Canada to US$271,667 and paid this amount to LMM on April 13, 2018.

The definitive agreements, which were amended on February 2, 2018, February 12, 2018, March 12, 2018 and April 26, 2018 provided for, among other things:

•

an interim period agreement between us and RBPlat, in place of the previously contemplated sub-contractor arrangement, which regulated the allocation of responsibilities and costs, including electricity and water, in relation to the Plant Sale Transaction until the closing date of the Share Transaction (defined below), in some cases allocating costs on a 50-50 basis and in other cases based on usage or responsibility;

•	the release of the Deposit;
•

the establishment of our responsibility to procure certain electrical certificates required for title transfer at an estimated cost of Rand 3,225,288 (approximately US$270,500 equivalent as of April 5, 2018), to be paid to Maseve’s electrical contractor in accordance with the schedule of works agreed between Maseve and the contractor;

•	an acknowledgement of the settlement of the Redpath Dispute; and
•	removing certain conditions regarding the release and payment of the RBPlat Contribution to PTM RSA.

The next step (“Step 2” or the “Share Transaction”) involved RBPlat acquiring 100% of the shares in Maseve and all shareholder loans owed by Maseve for an aggregate consideration equal to approximately US$16.0 million as valued in September 2017, at the time of the Maseve Sale Transaction term sheet. As valued in September 2017, RBPlat was to pay PTM RSA US$7.0 million in common shares of RBPlat plus approximately US$4.0 million in cash to acquire PTM RSA’s remaining loans due from Maseve. The Share Transaction also called for RBPlat acquiring 100% of the equity in Maseve by paying PTM RSA (82.9%) and Africa Wide (17.1%), in proportion to their respective equity interests in Maseve, a further US$5.0 million by way of issuance of common shares of RBPlat. The Share Transaction required, within three years of the South African Competition Commission granting approval to the Share Transaction, the approval of the Minister of Mineral Resources and other conditions precedent. The conditions precedent were satisfied, and Step 2 closed on April 26, 2018. In connection with the closing, RBPlat acquired ownership of 100% of the shares in Maseve and all shareholder loans owed by Maseve. PTM RSA received 4,524,279 RBPlat shares, having a value of approximately US$8.5 million as of August 3, 2018. PTM RSA received the cash component of Step 2 on May 29, 2018 following RBPlat’s replacement of the Environmental Deposit Amount with respect to Maseve. See “Risk Factors” in this Prospectus. Following the closing of Step 2, we are no longer responsible for care and maintenance costs or the ongoing commitments of Maseve.

All of the proceeds from the Plant Sale Transaction, other than the amounts paid to settle the Redpath Dispute (defined below), were applied to our secured debt. As part of re-structuring arrangements agreed with LMM, we agreed to complete the Required Financing (and the Additional Required Financing, if applicable).

On January 29, 2018, underground miner Redpath Mining South Africa (Pty) Limited (“Redpath”) issued a letter of demand in regard to various goods and services rendered by Redpath to Maseve in the total amount of Rand 54,544,183.31 (the “Redpath Dispute”). Maseve declined to pay on the demand and raised various counterclaims based on previously agreed deductions and malperformance by Redpath. Nonetheless, we provided security for the amount claimed by Redpath through an escrow arrangement with our attorneys. The escrow account was funded with the Deposit and additional funds contributed by us and Maseve. In addition, RBPlat deposited a further Rand 12,500,000 (approximately US$1.04 million equivalent as of April 5, 2018) into a separate escrow account (the “RBPlat Contribution”) for release to us as RBPlat’s agreed share of the Redpath settlement (as described below). RBPlat made the RBPlat Contribution against delivery of all closing deliverables required for closing of Step 2 of the Maseve Sale Transaction (the “2nd Step Closing”), to be paid to PTM RSA as soon as possible after the 2nd Step Closing. The RBPlat Contribution has been released from escrow and was returned to working capital to fund our share of ongoing Waterberg Project DFS costs.

On March 8, 2018, Maseve and Redpath executed an Agreement of Settlement whereby Maseve and Redpath agreed to settle the Redpath Dispute for Rand 40,940,141 (approximately US$3.48 million equivalent as of March 14, 2018) in full and final settlement of all relevant disputes, liabilities and claims between the parties. This amount was paid to Redpath on March 14, 2018 by releasing a portion of the Deposit from the escrow account. The balance of the escrow account was released whereupon the rest of the Deposit of Rand 427,159 (approximately US$36,292 equivalent as of March 14, 2018), together with a portion of the additional contributed funds, were utilized to reduce outstanding indebtedness under the Sprott Facility by US$107,755 with the rest returned to us.

On April 16, 2018, Maseve gave Redpath notice of termination of the care and maintenance agreement between Maseve and Redpath and the care and maintenance agreement was then terminated as of May 18, 2018.

Waterberg

On September 21, 2017 we completed the transfer of all Waterberg Project prospecting permits held in trust by PTM RSA into Waterberg JV Co. Effective September 21, 2017 Waterberg JV Co. owned 100% of the prospecting rights comprising the entire Waterberg Project area and Waterberg JV Co. was owned 45.65% by PTM RSA, 28.35% by JOGMEC and 26% by Mnombo.

On October 16, 2017 we announced the execution of definitive agreements in connection with the Implats Transaction. Pursuant to the Implats Transaction, Implats purchased Waterberg JV Co. shares representing a 15.0% interest in the Waterberg Project from PTM RSA (8.6%) and JOGMEC (6.4%) for US$30.0 million (of which PTM RSA’s pro rata share was US$17.2 million) (the “Initial Transaction”). Pursuant to the Impats Transaction, Implats also acquired the Purchase and Development Option to increase its stake in Waterberg JV Co. to 50.01% through additional share purchases and earn-in arrangements and acquired a right of first refusal to smelt and refine Waterberg Project concentrate. The Initial Transaction closed on November 6, 2017. Certain of the proceeds of the Initial Transaction are ring-fenced by PTM RSA and disbursed to cover our share of the costs of the DFS. Implats will have an option within 90 business days of the completion by Waterberg JV Co. and approval by Waterberg JV Co. or Implats of the planned DFS to elect to exercise the Purchase and Development Option to increase its interest in Waterberg JV Co. up to 50.01% by purchasing an additional 12.195% equity interest from JOGMEC for US$34.8 million and earning into the remaining interest by making a firm commitment to an expenditure of US$130.0 million in development work. The preparation of the planned DFS is currently underway and is expected to be completed in the first part of 2019. Waterberg JV Co. is in the process of compiling a mining right application for filing before September 2018.

On March 8, 2018, JOGMEC announced that it had signed a memorandum of understanding with HANWA Co., Ltd (“HANWA”) to transfer 9.755% of its 21.95% interest in Waterberg JV Co. to HANWA, which was the result of HANWA winning JOGMEC’s public tender held on February 23, 2018. As described in JOGMEC’s press release, JOGMEC and HANWA will start negotiations on the terms of the transfer of interest to HANWA, including, with a successful negotiation, HANWA securing the right to a supply of certain metals produced at the Waterberg Project. There is no guarantee that the transaction will close on the terms announced by JOGMEC or at all.

NYSE American

Due to a decline in our shareholders’ equity and market capitalization, on April 10, 2018, we received a letter from the NYSE American stating that we were not in compliance with the continued listing standards set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the NYSE American Company Guide (the “Company Guide”). In order to maintain our listing, we needed to submit a plan of compliance by May 10, 2018 addressing how we intend to regain compliance with Section 1003(a) of the Company Guide by October 10, 2019. We timely submitted a plan to the NYSE American.

Due to the low selling price of the Common Shares, on May 23, 2018, we received an additional letter from the NYSE American stating that we are not in compliance with the continued listing standards set forth in Section 1003(f)(v) of the Company Guide. In order to maintain our listing, we must demonstrate sustained price improvement within a reasonable period of time, which the NYSE American has determined to be no later than November 23, 2018, or we must effect a consolidation or reverse stock split of the Common Shares by November 23, 2018.

On June 21, 2018, the NYSE American notified us that our plan of compliance has been accepted. Therefore, although we are not currently in compliance with NYSE American listing standards, our listing is being continued pursuant to an exception. We will be subject to periodic reviews by the NYSE American. If we are not in compliance with the Company Guide by the deadlines adopted by the NYSE American, or if we do not make progress consistent with the plan, the NYSE American will initiate delisting procedures as appropriate. In the interim, our Common Shares are expected to continue to be listed on the NYSE American while we attempt to regain compliance with the continued listing standards.

Section 1003(a) of the Company Guide sets forth minimum shareholders’ equity requirements for a company listed on the NYSE American. It also provides that the NYSE American will not normally consider suspending dealings in, or removing from the list, the securities of an issuer if the issuer is in compliance with the following: (A) total value of market capitalization of at least US$50.0 million; or total assets and revenue of US$50.0 million each in its last fiscal year, or in two of its last three fiscal years; and (B) the issuer has at least 1,100,000 shares publicly held, a market value of publicly held shares of at least US$15.0 million and 400 round lot shareholders (collectively, the “Alternative Listing Standards”). In order to satisfy the Alternative Listing Standards, we must regain a market capitalization of US$50.0 million or more for a period that the NYSE American considers adequate. These standards in no way limit or restrict the NYSE American’s discretionary authority to suspend dealings in, or remove, a security from listing.

Section 1003(f)(v) of the Company Guide provides that the NYSE American will normally consider suspending dealings in, or removing from the list, an issuer’s shares if the issuer’s shares sell for a low price per share for a substantial period of time and the issuer fails to effect a share consolidation of such shares within a reasonable time after being notified that the NYSE American deems such action to be appropriate under the circumstances. Therefore, we may be required to effect a share consolidation to maintain the listing of our Common Shares on the NYSE American. See the February MD&A and “Risk Factors”.

Private Placement, Board Appointment Rights and Financing Participation Rights

On May 3, 2018, we entered into a subscription agreement with HCI, as amended and restated May 11, 2018 (the “HCI Subscription Agreement”), for the sale to HCI or a subsidiary of HCI of 15,090,999 units (the “HCI Private Placement”). Each unit consists of one Common Share and one common share purchase warrant, at a price of US$0.15 per unit, for aggregate gross proceeds to us of US$2,263,649.85. Each warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one Common Share at a price of US$0.17 per warrant share until the date that is 18 months following the closing of the HCI Private Placement (the “HCI Private Placement Closing”). The HCI Private Placement closed on May 15, 2018.

From and after the HCI Private Placement Closing, pursuant to the HCI Subscription Agreement, among other terms and conditions, HCI will have a right to (i) nominate a member of our board of directors and (ii) participate in future financings of our company involving the issuance of equity or securities convertible into equity in order to maintain its pro-rata shareholding. We have also appointed an HCI nominee as one of our two designated members of the board of directors of Mnombo, though we are not contractually obligated to do so under the terms of the HCI Subscription Agreement.

HCI is a South African black empowerment investment holding company listed on the JSE Limited. HCI’s major shareholder is the Southern African Clothing and Textile Workers’ Union. The group is involved in a diverse group of investments including hotel and leisure; interactive gaming; media and broadcasting; transport; mining; clothing; and properties.

HCI’s nominee to our board of directors is Mr. John Anthony Copelyn, B.A. Hons B.Proc., Chief Executive Officer of HCI. Mr. Copelyn joined HCI as Chief Executive Officer in 1997. Prior to this he was a member of the South African parliament and general secretary of the Southern African Clothing and Textile Workers’ Union. He is also Chairman of E Media Holdings Ltd., Tsogo Sun Holdings Ltd., Deneb Investments Ltd. and Niveus Investments Ltd.

Public Offering of Units

On May 15, 2018, we completed the Unit Offering by issuing a total of 117,453,862 Units for gross proceeds of approximately US$17.62 million, satisfying the Required Financing. The net proceeds of the Unit Offering, before expenses, were approximately US$16.56 million. Of these proceeds, together with the proceeds from the HCI Private Placement, US$12.0 million was paid to LMM to reduce outstanding indebtedness under the LMM Facility pursuant to the satisfaction of the Required Financing Conditions. The rest of the proceeds will be used for general corporate and working capital purposes.

General

For more details regarding the Maseve Sale Transaction and the Implats Transaction, see the Form 20-F and the Financial Statements.

The Offering

The following summary contains basic information about the offering and the securities we are offering and is not intended to be complete. It does not contain all the information that is important to you. For additional information, please refer to the rest of this Prospectus and the documents incorporated by reference herein.

Offered Securities	Up to 117,453,862 Common Shares, issuable from time to time upon exercise of the Warrants

Exercise Price of Warrants	US$0.17 per Common Share

Exercise Period	Until 4:00 p.m. (Vancouver time) on November 15, 2019

Common stock outstanding before this offering	291,034,110 shares

Common stock to be outstanding after this offering	408,487,972 shares(1)

Amount of proceeds

Assuming that all of the Warrants are exercised prior to the Expiry Time for cash and that no adjustment based on the anti-dilution provisions contained in the Warrant Indenture has taken place, the net proceeds to us will be US$19,967,156.54.

Use of proceeds

We are indebted to the LMM Lenders pursuant to the LMM Facility. We have agreed to use 50% of the proceeds from the exercise of any Warrants for repayment of outstanding indebtedness under the LMM Facility. We currently intend to use any additional proceeds for general corporate and working capital purposes.

Market for the Common Shares	Our Common Shares are listed for trading on the TSX under the symbol “PTM” and on the NYSE American under the symbol “PLG.”

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider before deciding to purchase the Common Shares.

Limitation on benefical ownership

A holder of Warrants who purchased such Warrants in our public offering of Units will not have the right to exercise any portion of a Warrant to the extent that, after giving effect to such issuance after exercise, the Warrant holder (together with the Warrant holder’s affiliates, and any other persons acting as a group together with the Warrant holder or any of the Warrant holder’s affiliates), would beneficially own in excess of 19.9% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of the Warrant in question.

(1)

The number of Common Shares to be outstanding after this offering as reflected in the table above assumes that all of the Warrants are exercised for cash, and is based on the actual total number of Common Shares outstanding as of August 2, 2018. The number of Common Shares outstanding as of such date was 291,034,110, and does not include:

•	3,197,000 Common Shares reserved for issuance pursuant to outstanding stock options (with a weighted average exercise price of CAN$4.44;

•	15,090,999 Common Shares reserved for issuance pursuant to the warrants issued to HCI pursuant to the HCI Private Placement (with an exercise price of price of US$0.17 per Common Share);

•	Common Shares issuable pursuant to the Notes. For a description of the payment and conversion features of the Notes, see “Description of Current Indebtedness”.

RISK FACTORS

Investing in the Warrant Shares involves a high degree of risk. In addition to the other information contained in this Prospectus and the documents incorporated by reference herein, you should carefully consider the risks described under the “Risk Factors” section of the Form 20-F before purchasing the Warrant Shares. Resource exploration and development is a speculative business, characterized by a number of significant risks. These risks include, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production. See “Documents Incorporated by Reference”. If any such risks actually occur, our business, financial condition, results of operations and prospects could materially suffer. As a result, the trading price of our securities, including the Warrants and Warrant Shares, could decline, and you might lose all or part of your investment. The risks set out in this Prospectus and the Form 20-F are not the only risks that we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects, cause actual events to differ materially from those described in the Forward Looking Statements and information relating to us and could result in a loss of your investment. You should also refer to the other information set forth or incorporated by reference in this Prospectus, including the Financial Statements and related notes.

Risks Relating to Our Company

We will require additional financing, which may not be available on acceptable terms, if at all.

We do not have any source of operating revenues. We will be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for the continued exploration on the Waterberg Project, as well as for general working capital purposes and compliance with, and repayment of, our existing indebtedness. We can give no assurance that financing will be available to us or, if it is available, that it will be offered on acceptable terms. Management believes that the net proceeds of the Unit Offering and the HCI Private Placement allocated towards general corporate and working capital purposes should be sufficient for us to maintain operations until September 30, 2018. After this time, we will require additional capital to satisfy our obligations under the LMM Facility and to continue operations and maintain and develop our properties. If we are required to complete any subsequent financings while the LMM Facility remains in force, securities issued in connection with such financings could not contain cashless exercise or conversion features due to the restrictions in the LMM Facility. This may make it more difficult to raise funds in amounts or on terms that are acceptable to us. Any failure to timely complete any required financing may result in a default under the LMM Facility. Unforeseen increases or acceleration of expenses and other obligations could require additional capital as of an earlier date. If additional financing is raised by the issuance of our equity securities, control of our company may change, security holders will suffer additional dilution and the price of the Common Shares and the Warrants may decrease. If additional financing is raised through the issuance of indebtedness, we will require additional financing in order to repay such indebtedness. Failure to obtain such additional financing could result in the delay or indefinite postponement of further development of our properties or even a loss of property interests.

If we fail to obtain required financing on acceptable terms or on a timely basis, this could cause us to delay development of the Waterberg Project, result in us being forced to sell additional assets on an untimely or unfavorable basis or result in a default under our outstanding indebtedness. Any such delay or sale could have a material adverse effect on our financial condition, results of operations and liquidity. Any default under our outstanding indebtedness could result in the loss of our entire interest in PTM RSA, and therefore our interests in the Waterberg Project.

We may be unable to realize on the proceeds of Step 2 of the Maseve Sale Transaction on the terms and timeframe anticipated, or at all, or such transaction may result in litigation.

A portion of the proceeds of Step 2 of the Maseve Sale Transaction consisted of RBPlat shares. In accordance with Step 2, RBPlat acquired 100% of the shares in Maseve and all shareholder loans owed by Maseve for an aggregate consideration equal to approximately US$16.0 million, as valued in September 2017 at the time of the Maseve Sale Transaction term sheet. As valued in September 2017, RBPlat was to pay PTM RSA US$7.0 million in common shares of RBPlat plus approximately US$4.0 million in cash to acquire PTM RSA’s remaining loans due from Maseve. RBPLat was to also pay PTM RSA (82.9%) and Africa Wide (17.1%), in proportion to their respective equity interests in Maseve, a further US$5.0 million by way of issuance of common shares of RBPlat to acquire 100% of the equity in Maseve.

The share components to Step 2 of the Maseve Sale Transaction were completed and paid by RBPlat on April 26, 2018. As of August 2, 2018, we have sold none of the 4,524,279 RBPlat shares received by PTM RSA in Step 2. These RBPlat shares had a market value on August 2, 2018 of approximately US$8.5 million based on the closing price of the RBPlat shares on the JSE Limited and the daily average exchange rates for Rand and U.S. dollars reported by the Bank of Canada. In accordance with the LMM Facility the Company has pledged these shares to LMM and has agreed to complete the sale of such shares in a commercially reasonable and prompt manner and in any event within 120 days of receipt, with the proceeds of such sale to be used to reduce the outstanding indebtedness under the LMM Facility. PTM RSA has also agreed with RBPlat that any sale by it of the RBPlat shares will occur in an orderly fashion which does not distort the market. PTM RSA has also agreed with RBPlat that, for 120 days after the issuance of the RBPlat shares to PTM RSA, PTM RSA will not sell, in any 30 day period, more than 33.33% of its original allocation of RBPlat shares unless the sale is placed by a licensed broker-dealer on an orderly sale basis to qualified institutional investors. The RBPlat shares trade primarily in Rand. The daily trading volumes of the RBPlat shares are not expected to be sufficient to allow us to sell the RBPlat shares through unsolicited exchange trades within the 120 day period required by the LMM Facility, in the manner required by our agreements with RBPlat. Accordingly, we will seek to engage in sales of larger blocks of RBPlat shares where possible. If the RBPlat shares or the U.S. dollar value of the Rand decrease, or if PTM RSA is unable to sell the shares promptly at a favorable price, this will adversely effect our financial position.

Additionally, the Maseve Sale Transaction may in the future be the subject to litigation by one or more of our shareholders who may disagree with our disposition of the Maseve Mine and may seek to vary or unwind the Maseve Sale Transaction. The impact of such litigation or the possible effect of a settlement of such litigation upon us cannot be predicted with any degree of certainty at this time. The failure to realize on the proceeds of the Maseve Sale Transaction, or any such litigation, would adversely affect our financial condition and may result in a default under our indebtedness and our insolvency.

We may be unable to generate sufficient cash to service our debt or otherwise comply with the terms of our debt, the terms of the agreements governing our debt may restrict our current or future operations and the indebtedness may adversely affect our financial condition and results of operations.

Our ability to make scheduled payments on our indebtedness will depend on our ability to successfully realize on the proceeds from the Maseve Sale Transaction and raise additional funding by way of debt or equity offerings. It will also depend on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. If our cash flows and capital resources are insufficient to fund our debt service obligations, including if we are unable to realize on the proceeds of Step 2 of the Maseve Sale Transaction or if any necessary extensions or waivers our lenders are not available, we could face substantial liquidity problems. This could also force us to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including indebtedness under the LMM Facility. We may not be able to effect any such alternative measures on commercially reasonable terms or at all. Additionally, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations.

In addition, a breach of the covenants under our debt instruments could result in an event of default under the applicable indebtedness, or other events of default could occur. Such default could result in secured creditors’ realization of collateral. It may also allow the creditors to accelerate the related debt, result in the imposition of default interest, and result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In particular, a cross default provision applies to certain of our indebtedness, including the LMM Facility and the Notes. In the event a lender accelerates the repayment of our borrowings, we may not have sufficient assets to repay our indebtedness.

Our debt instruments include a number of covenants that impose operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long term best interest. In particular, the LMM Facility requires us to take all steps and actions as may be required to maintain the listing and posting for trading of the Common Shares on the TSX and the NYSE American, provided that we may move our listings to any other stock exchange or market as is acceptable to LMM. The LMM Facility also restricts our ability to:

•	modify material contracts;

•	dispose of assets;

•	use the proceeds from permitted dispositions and financings;

•	incur additional indebtedness;

•	enter into transactions with affiliates;

•	grant security interests or encumbrances; and

•	use proceeds from future debt or equity financings.

The indenture governing the Notes also includes restrictive covenants, including, without limitation, covenants restricting the incurrence of indebtedness and the use of proceeds from asset sales. As a result of these and other restrictions, we:

•	may be limited in how we conducts our business,

•	may be unable to raise additional debt or equity financing,

•	may be unable to compete effectively or to take advantage of new business opportunities or

•	may become in breach of our obligations to the other shareholders of Waterberg JV Co., Mnombo and others,

each of which may affect our ability to grow in accordance with our strategy or may otherwise adversely affect our business and financial condition.

Further, our maintenance of substantial levels of debt could adversely affect our financial condition and results of operations and could adversely affect our flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to us, including:

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring us to make non-strategic divestitures;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates for any borrowings at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the mining industry;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

We have granted security interests in favour of the LMM Lenders over all of our personal property, subject to certain exceptions, and we have pledged our shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Co. to the LMM Lenders under the LMM Facility, which may have a material adverse effect on us.

To secure our obligations under the LMM Facility, we have entered into a general security agreement under which we have granted security interests in favour of LMM over all of our present and after-acquired personal property, subject to certain exceptions. We have also entered into share pledge agreements pursuant to which we have granted a security interest in favour of LMM over all of the issued shares in the capital of PTM RSA. PTM RSA has also guaranteed our obligations to LMM and pledged the shares we hold in Waterberg JV Co. in favour of LMM. These security interests and guarantee may impact our ability to obtain project financing for the Waterberg Project or our ability to secure other types of financing. The LMM Facility has various covenants and provisions, including payment covenants and financial tests that must be satisfied and complied with during the term of the LMM Facility. There is no assurance that such covenants will be satisfied. Any default under the LMM Facility, including any covenants thereunder, could result in the loss of our entire interest in PTM RSA, and therefore our interests in the Waterberg Project.

We may not be able to continue as a going concern.

We have limited financial resources. To continue as a going concern, we depend upon, among other things, raising additional financing, establishing commercial quantities of mineral reserves and successfully establishing profitable production of such minerals or, alternatively, disposing of our interests on a profitable basis. Any unexpected costs, problems or delays could severely impact our ability to continue exploration and development activities. Should we be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than our estimates. The amounts attributed to our exploration properties in our financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. The report of the independent auditors to our consolidated financial statements for the fiscal year ended August 31, 2017 contained an emphasis of matter, noting that we have suffered recurring losses from operations and significant amounts of debt payable without any current source of operating income. It also noted that we had a net capital deficiency that raised substantial doubt about our ability to continue as a going concern.

We have a history of losses and anticipate continuing to incur losses.

We have a history of losses. We anticipate continued losses until we can successfully place one or more of our properties into commercial production on a profitable basis. It could be years before we receive any profits from any production of metals, if ever. If we are unable to generate significant revenues with respect to our properties, we will not be able to earn profits or continue operations.

We have a history of negative operating cash flow and may continue to experience negative operating cash flow.

We have had negative operating cash flow in recent financial years. Our ability to achieve and sustain positive operating cash flow will depend on a number of factors, including our ability to advance the Waterberg Project into production. To the extent that we have negative cash flow in future periods, we may need to deploy a portion of our cash reserves to fund such negative cash flow. The LMM Facility requires that effective May 31, 2018 we maintain consolidated cash and cash equivalents of at least US$2.0 million and working capital in excess of US$1.0 million. No assurance can be provided that we will be able to comply with these conditions. We may be required to raise additional funds through the issuance of additional equity or debt securities to satisfy the minimum cash balance requirements under the LMM Facility. The LMM Facility provides, however, that a significant portion of the proceeds of such financings are required to be paid to LMM in partial repayment of the LMM Facility. There can be no assurance that additional debt or equity financing or other types of financing will be available if needed or that these financings will be on terms at least as favorable to us as those obtained previously.

In October 2017, we also agreed with BMO Nesbitt Burns Inc. (“BMO”) and Macquarie Capital Markets Canada Ltd. (“Macquarie”) to pay BMO and Macquarie an aggregate of approximately US$2.9 million as soon as practicable following the repayment of the Sprott Facility and the LMM Facility for services previously provided. If we fail to raise additional funds, we may not be able to pay BMO and Macquarie, which may adversely affect us.

Our properties may not be brought into a state of commercial production.

Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit depends upon a number of factors which are beyond our control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. The development of our properties will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure. We are subject to all of the risks associated with establishing new mining operations, including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

•	the availability and cost of skilled labour and mining equipment;

•	the availability and cost of appropriate smelting and/or refining arrangements;

•	the need to obtain and maintain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

•

in the event that the required permits are not obtained in a timely manner, the risks of government environmental authorities issuing directives or commencing enforcement proceedings to cease operations or administrative, civil and criminal sanctions being imposed on us, our directors and our employees;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Waterberg Project, with additional challenges related thereto, including water and power supply and other support infrastructure. For example, water resources are scarce at the Waterberg Project. If we should decide to mine at the Waterberg Project, we will have to establish sources of water and develop the infrastructure required to transport water to the project area. Similarly, we will need to secure a suitable location by purchase or long-term lease of surface or access rights at the Waterberg Project to establish the surface rights necessary to mine and process.

It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine ramp-up. Accordingly, there are no assurances that our properties will be brought into a state of commercial production.

Estimates of mineral reserves and mineral resources are based on interpretation and assumptions and are inherently imprecise.

The mineral resource and mineral reserve estimates contained in this Prospectus and the documents incorporated by reference herein have been determined and valued based on assumed future prices, cut off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of our mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of our ability to develop our properties and extract and sell such minerals, could have a material adverse effect on our results of operations or financial condition.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take our projects into commercial production may be significantly higher than anticipated. None of our mineral properties has an operating history upon which we can base estimates of future operating costs. Decisions about the development of our mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•	anticipated recovery rates of metals from the ore;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.

Capital costs, operating costs, production and economic returns and other estimates contained in studies or estimates prepared by or for us may differ significantly from those anticipated by our current studies and estimates. Our actual capital and operating costs may be higher than currently anticipated. As a result of higher capital and operating costs, production and economic returns may differ significantly from those we have anticipated.

We are subject to the risk of fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar.

We may be adversely affected by foreign currency fluctuations. Effective September 1, 2015, we adopted U.S. Dollars as the currency for the presentation of our financial statements. Historically, we have primarily generated funds through equity investments in us denominated in Canadian or U.S. Dollars. In the normal course of business, we enter into transactions for the purchase of supplies and services primarily denominated in Rand or Canadian Dollars. We also have assets, cash and liabilities denominated in Rand, Canadian Dollars and U.S. Dollars. Several of our options to acquire properties or surface rights in South Africa may result in payments by us denominated in Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by us in South Africa will also be denominated in Rand. Settlement of sales of minerals from our projects, once commercial production commences, will be in Rand, and will be converted to U.S. Dollars. Fluctuations in the exchange rates between the U.S. Dollar and the Rand or Canadian Dollar may have a material adverse effect on our financial results.

In addition, South Africa has in the past experienced double-digit rates of inflation. If South Africa experiences substantial inflation in the future, our costs in Rand terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail our ability to access global financial markets in the longer term and our ability to fund planned capital expenditures, and could materially adversely affect our business, financial condition and results of operations. During April 2017, the ratings agencies Standard and Poor’s and Fitch Ratings downgraded South African debt to below investment grade following an abrupt cabinet reshuffle which saw the replacement of the Minister of Finance and his deputy. This was followed by Moody’s downgrading South African debt to one notch above sub investment grade. Heightened political and institutional uncertainties may delay government fiscal and structural reform, result in a sell off by investors of South African bonds denominated in currencies other than Rand and weaken the Rand against other major currencies. These developments have weakened the Rand and may continue to influence the Rand to U.S. Dollar exchange rate in future periods. Further downgrades to South Africa’s sovereign currency ratings by international ratings agencies would likely adversely affect the value of the Rand relative to the Canadian or U.S. Dollar. The South African government’s response to inflation or other significant macro-economic pressures may include the introduction of policies or other measures that could increase our costs, reduce operating margins and materially adversely affect our business, financial condition and results of operations. The value of the Rand initially strengthened following the resignation of Jacob Zuma as president of South Africa on February 14, 2018 and the appointment of Cyril Ramaphosa in his stead on February 15, 2018, but has since weakened and remains volatile.

Metal prices are subject to change, and low prices or a substantial or extended decline or volatility in such prices could materially and adversely affect the value of our mineral properties and potential future results of operations and cash flows.

Metal prices have historically been subject to significant price fluctuations. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond our control, including:

•	domestic and international economic and political trends;

•	expectations of inflation;

•	currency exchange fluctuations;

•	interest rates;

•	global or regional consumption patterns;

•	speculative activities; and

•	increases or decreases in production due to improved mining and production methods.

Low metal prices or significant or continued reductions or volatility in metal prices may have an adverse effect on our business, including the:

•	amount of our mineral reserves,

•	economic attractiveness of our projects,

•	our ability to obtain financing and develop projects,

•	amount of our revenues or profit or loss and

•	value of our assets.

An impairment in the value of our assets would require such assets to be written down to their estimated net recoverable amount. We wrote down certain assets as at August 31, 2017 and August 31, 2016. See our financial statements for the year ended August 31, 2017.

Any failure by us or of the other shareholders of Waterberg JV Co. or Mnombo to fund our respective pro-rata shares of funds in the respective companies may have a material adverse effect on our business and results of operations.

Except in the case of JOGMEC’s US$20.0 million funding commitment, which has now been fully funded, and the potential for the receipt of funding if Implats exercises its Purchase and Development Option, the exercise of which is not guaranteed and is not expected to occur prior to the completion of the DFS, funding of Waterberg Project costs is generally required to be provided by Waterberg JV Co. shareholders on a pro rata basis. Even if Implats exercises and funds its Purchase and Development Option, additional development costs are likely to be incurred. Our ability, and the ability and willingness of the other Waterberg JV Co. shareholders, to satisfy required funding obligations is uncertain.

We have agreed in the Mnombo shareholders’ agreement to fund Mnombo’s pro rata share of costs through the completion of the DFS. The ability of Mnombo to repay us for advances as at August 31, 2017 of approximately Rand 25.43 million (approximately US$1.9 million as at fiscal year end August 31, 2017) or to fund future investment in the Waterberg Project following the expiration of our contractual obligation may be uncertain. If we fail to fund Mnombo’s future capital obligations for the Waterberg Project, Mnombo may be required to obtain funding from alternative sources, which may not be available on favorable terms, or at all. If Mnombo is unable to fund its share of such work, this may delay project expenditures and may result in dilution of Mnombo’s interest in the Waterberg Project and require the sale of the diluted interests to another qualified BEE entity.

Because the development of our projects depends on the ability to finance further operations, any inability of ours or of one or more of the other shareholders of Waterberg JV Co. or Mnombo to fund our respective funding obligations and cash calls in the future could require the other parties, including us, to increase their respective funding of the project. In this event, such parties may be unwilling or unable to do on a timely and commercially reasonable basis, or at all. At the Maseve Mine, we were adversely affected by the failure of Africa Wide to satisfy its pro rata share of funding. The occurrence of the foregoing, the failure of any shareholder, including us, to increase their funding as required to cover any shortfall, as well as any dilution of our interests in our ventures as a result of our own failure to satisfy a cash call, may have a material adverse effect on our business and results of operations.

Any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo or the former shareholders of Maseve could materially and adversely affect our business.

We participate in corporatized joint ventures and may enter into other joint ventures and similar arrangements in the future. Until the closing of the Maseve Sale Transaction, PTM RSA was a party to the Maseve shareholders’ agreement related to the exploration and development of Project 1 and Project 3. In addition, PTM RSA is also a party to the Waterberg Project shareholders’ agreement. PTM RSA is also a 49.9% shareholder of Mnombo and the relationship among the shareholders of Mnombo is governed by the Mnombo shareholders’ agreement. Any dispute or disagreement with another shareholder or joint venture partner, any change in the identity, management or strategic direction of another shareholder or joint venture partner, or any disagreement among the Mnombo shareholders, including with respect to Mnombo’s role in the Waterberg Project, could materially adversely affect our business and results of operations. If a dispute arises between us and another shareholder or joint venture partner or the other Mnombo shareholders that cannot be resolved amicably, we may be unable to move our projects forward and may be involved in lengthy and costly proceedings to resolve the dispute. This could materially and adversely affect our business and results of operations.

Completion of a DFS for the Waterberg Project is subject to economic analysis requirements.

Completion of a DFS for the Waterberg Project is subject to completion of a positive economic analysis of the mineral deposit. No assurance can be provided that such analysis will be positive.

If we are unable to retain key members of management, our business might be harmed.

Our development to date has depended, and in the future, will continue to depend, on the efforts of our senior management including: R. Michael Jones, our President and Chief Executive Officer and a director; and Frank R. Hallam, our Chief Financial Officer and Corporate Secretary and a director. We currently do not, and do not intend to, have key person insurance for these individuals. Departures by members of our senior management could have a negative impact on our business, as we may not be able to find suitable personnel to replace departing management on a timely basis or at all. The loss of any member of our senior management team could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, results of operations and financial condition.

If we are unable to procure the services of skilled and experienced personnel, our business might be harmed.

The mining industry in South Africa currently has a shortage of skilled and experienced personnel. The competition for skilled and experienced employees is exacerbated by the fact that mining companies operating in South Africa are legally obliged to recruit and retain historically disadvantaged South Africans (“HDSAs”) or black people, as defined respectively by the MPRDA and the Broad-Based Black Economic Empowerment Act, 2003 (“BEE Act”), and women with the relevant skills and experience at levels that meet the transformation objectives set out in the MPRDA and the Mining Charter. If we are unable to attract and retain sufficiently trained, skilled or experienced personnel, our business may suffer, and we may experience significantly higher staff or contractor costs. This could have a material adverse effect on our business, results of operations and financial condition.

Conflicts of interest may arise among our officers and directors as a result of their involvement with other mineral resource companies.

Certain of our officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, our President and Chief Executive Officer and a director, is also the President and Chief Executive Officer and a director of West Kirkland Mining Inc. (“WKM”), a public company with mineral exploration properties in Ontario and Nevada, and a director of Nextraction Energy Corp. (“NE”), a public company with oil properties in Wyoming. Frank Hallam, our Chief Financial Officer and Corporate Secretary and a director, is also a director, Chief Financial Officer and Corporate Secretary of WKM, and a director of NE. Diana Walters, one of our directors, was formerly an executive officer of LMM, a significant shareholder of ours and the lender under the LMM Facility. John Copelyn is HCI’s nominee to the board of directors of the Company and is HCI’s Chief Executive Officer. HCI is a South African black empowerment investment holding company listed on the JSE Limited involved in a diverse group of investments including hotel and leisure; interactive gaming; media and broadcasting; transport; mining; clothing; and properties.

Such associations may give rise to conflicts of interest from time to time. As a result of these potential conflicts of interests, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position. Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest that they may have in any project or opportunity of ours. If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his or her interest and abstain from voting on such matter.

We may become subject to litigation and other legal proceedings that may adversely affect our financial condition and results of operations.

All companies are subject to legal claims, with and without merit. Our operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, other shareholders in corporatized joint ventures, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation and other legal proceedings in which we may be involved in the future, particularly regulatory actions, is difficult to assess or quantify. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from the time and effort of our management and could force us to pay substantial legal fees. The resolution of any particular legal proceeding may have an adverse effect on our financial position and results of operations.

An actual or alleged breach or breaches in governance processes or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licenses or permits and may damage our reputation.

We are subject to anti-corruption laws and regulations, including the Canadian Corruption of Foreign Public Officials Act and certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar anti-corruption and anti-bribery laws in South Africa. These laws and regulations generally prohibit companies from bribing or making other prohibited payments to foreign public officials in order to obtain or retain an advantage in the course of business. Our Code of Business Conduct and Ethics, among other governance and compliance processes, may not prevent instances of fraudulent behavior and dishonesty nor guarantee compliance with legal and regulatory requirements. We are particularly exposed to the potential for corruption and bribery owing to the financial scale of the mining business in South Africa. In March 2014, the Organisation for Economic Cooperation and Development (“OECD”) released its Phase 3 Report on Implementing the OECD Anti-Bribery Convention in South Africa, criticizing South Africa for failing to enforce the anti-bribery convention to which it has been a signatory since 2007. The absence of enforcement of corporate liability for foreign bribery coincides with recent growth in corporate activity in South Africa’s economic environment. Allegations of bribery, improper personal influence or officials holding simultaneous business interests have been linked in recent years to the highest levels of the South African government. To the extent that we suffer from any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation, it may lead to regulatory and civil fines, litigation, public and private censure and loss of operating licenses or permits and may damage our reputation. The occurrence of any of these events could have an adverse effect on our business, financial condition and results of operations.

We may become subject to the requirements of the Investment Company Act, which would limit or alter our business operations and may require us to spend significant resources, or dissolve, to comply with such act.

The Investment Company Act generally defines an “investment company” to include, subject to certain exceptions, an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the issuer’s unconsolidated assets, excluding cash items and securities issued by the U.S. federal government. We believe that we are not an investment company and are not subject to the Investment Company Act. However, recent and future transactions that affect our assets, operations and sources of income and loss, including any exercise of the Purchase and Development Option, may raise the risk that we could be deemed an investment company.

We have obtained no formal determination from the SEC as to our status under the Investment Company Act but we may in the future determine that it is necessary or desirable to seek an exemptive order from the SEC that we are not deemed to be an investment company. There can be no assurance that the SEC would agree with us that we are not an investment company and the SEC may make a contrary determination with respect to our status as an investment company. If an SEC exemptive order were unavailable, we may be required to liquidate or dispose of certain assets, including our interests in Waterberg JV Co., or otherwise alter our business plans or activities.

If we are deemed to be an investment company, we would be required to register as an investment company under the Investment Company Act, pursuant to which we would incur significant registration and compliance costs, which is unlikely to be feasible for us. In addition, a non-U.S. company such as us is not permitted to register under the Investment Company Act absent an order from the SEC, which may not be available. If we were deemed to be an investment company and we failed to register under the Investment Company Act, we would be subject to significant legal restrictions, including being prohibited from engaging in the following activities, except where incidental to our dissolution: offering or selling any security or any interest in a security; purchasing, redeeming, retiring or otherwise acquiring any security or any interest in a security; controlling an investment company that engages in any of these activities; engaging in any business in interstate commerce; or controlling any company that is engaged in any business in interstate commerce. In addition, certain of our contracts might not be enforceable and civil and criminal actions could be brought against us and related persons. As a result of this risk, we may be required to significantly limit or alter our business plans or activities.

Risks Related to the Mining Industry

Mining is inherently dangerous and is subject to conditions or events beyond our control, which could have a material adverse effect on our business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, cave-ins and mechanical equipment failure are inherent risks in our mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at our mineral properties, severe damage to and destruction of our property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of our exploration and development activities and any future production activities. Safety measures implemented by us may not be successful in preventing or mitigating future accidents and we may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. Insurance against certain environmental risks is not generally available to us or to other companies within the mining industry.

In addition, from time to time we may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at our properties or otherwise in connection with our operations. To the extent that we are subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if we are subject to governmental investigations or proceedings, we may incur significant penalties and fines, and enforcement actions against us could result in the cessation of certain of our mining operations. If claims, lawsuits, governmental investigations or proceedings, including Section 54 notices, are resolved against us, this could materially adversely affect our financial performance, financial position and results of operations.

Our prospecting and mining rights are subject to title risks.

Our prospecting and mining rights may be subject to prior unregistered agreements, transfers and claims and title may be affected by undetected defects. A successful challenge to the precise area and location of these claims could result in us being unable to operate on our properties as permitted or being unable to enforce our rights with respect to our properties. This could result in us not being compensated for our prior expenditures relating to the property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure claims to individual mineral properties or mining concessions may be severely constrained. These or other defects could adversely affect our title to our properties or delay or increase the cost of the development of such prospecting and mining rights.

We are subject to significant governmental regulation.

Our operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

•	environmental protection;

•	management and use of hazardous and toxic substances and explosives;

•	management of tailings and other waste generated by our operations;

•	management of natural resources;

•	exploration, development of mines, production and post-closure reclamation;

•	exports and, in South Africa, potential local beneficiation quotas;

•	price controls;

•	taxation;

•	regulations concerning business dealings with local communities;

•	labour standards, BEE laws and regulations and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or administrative penalties or enforcement actions. Such enforcement actions may include orders issued by regulatory or judicial authorities:

•	enjoining or curtailing operations,

•	requiring corrective measures,

•	requiring installation of additional equipment, or

•	requiring remedial actions or recovery of costs if the authorities attend to remediation of any environmental pollution or degradation,

any of which could result in us incurring significant expenditures. Environmental non-profit organizations have become particularly vigilant in South Africa and focus on the mining sector. Several such organizations have recently instituted actions against mining companies. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties.

We may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to us and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on our operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants that affect capital and operating costs. At the Waterberg Project, additional infrastructure will be required prior to commencement of mining. The establishment and maintenance of infrastructure and services are subject to a number of risks. These include risks related to the availability of equipment and materials, inflation, cost overruns and delays, political opposition and reliance upon third parties, many of which are outside our control. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development or ongoing operation of our projects.

Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining. We have not secured any surface rights at the Waterberg Project other than those access rights legislated by the MPRDA. If a decision is made to develop the Waterberg Project, or other projects in which we have yet to secure adequate surface or access rights, we will need to secure such rights. No assurances can be provided that we will be able to secure required surface or access rights on favorable terms, or at all. Any failure by us to secure surface or access rights could prevent or delay development of our projects.

Our operations are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations.

Environmental legislation on a global basis is evolving in a manner that will ensure:

•	stricter standards and enforcement,

•	increased fines and penalties for non-compliance,

•	more stringent environmental assessment of proposed development and

•	a higher level of responsibility and potential liability for companies and their officers, directors, employees and, potentially, shareholders.

Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities. Future changes to environmental legislation in Canada or South Africa may adversely affect our operations. Environmental hazards may exist on our properties which are unknown at present and which have been caused by previous or existing owners or operators for which we could be held liable. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, our operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more onerous. See “South African Regulatory Framework — Environment” in the Form 20-F.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us. In particular, any such amendments or more stringent implementation could cause increases in capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Environmental hazards may exist on our properties that are unknown at the present time, and that may have been caused by previous owners or operators or that may have occurred naturally. These hazards, as well as any pollution caused by our mining activities, may give rise to significant financial obligations in the future and such obligations could have a material adverse effect on our financial performance.

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases. Much of our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources. Competitors may also have newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect our ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect our ability to raise financing to fund the exploration and development of our properties or to hire qualified personnel. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

We require various permits in order to conduct our current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, could have a material adverse impact on us.

Our current and anticipated future operations, including further exploration, development activities and commencement of commercial production on our properties, require permits from various national, provincial, territorial and local governmental authorities in the countries in which our properties are located. Compliance with the applicable environmental legislation, permits and land use consents is required on an ongoing basis, and the requirements under such legislation, permits and consents are evolving rapidly and imposing additional requirements. The Waterberg Project prospecting rights issued by the South African Department of Mineral Resources (“DMR”) are also subject to land use consents and compliance with applicable legislation on an ongoing basis.

In addition, the duration and success of efforts to obtain, amend and renew permits are contingent upon many variables not within our control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could also affect the permitting timeline of our various projects. Other factors that could affect the permitting timeline include the number of other large-scale projects currently in a more advanced stage of development, which could slow down the review process, and significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all our projects.

Risks of Doing Business in South Africa

Any adverse decision in respect of our mineral rights and projects in South Africa under the MPRDA could materially affect our projects in South Africa.

With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa. All prospecting and mining licenses and claims granted in terms of any prior legislation became known as the “old order rights”. All prospecting and mining rights granted in terms of the MPRDA are “new order rights”. The treatment of new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the MPRDA may adversely affect title to our mineral rights in South Africa, which could stop, materially delay or restrict us from proceeding with our exploration and development activities or any future mining operations.

A wide range of factors and principles must be taken into account by the Minister of Mineral Resources when considering applications for new order rights. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation, whether the applicant holds an environmental authorization and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of HDSAs in the mining industry. All of our current prospecting rights are new order rights.

The assessment of some of the provisions of the MPRDA or the Mining Charter may be subjective and is dependent upon the views of the DMR as to whether we are in compliance. The Waterberg Social and Labour Plan, for instance, will contain both quantitative and qualitative goals, targets and commitments relating to our obligations to our employees and community residents, the achievement of some of which are not exclusively within our control.

The Minister has the discretion to cancel or suspend mining rights under Section 47(1) of the MPRDA as a consequence of our non-compliance with the MPRDA, environmental legislation, the terms of its prospecting or mining rights or if mining is not progressing optimally. The Section 47 process involves multiple, successive stages which include granting us a reasonable opportunity to show why our rights should not be cancelled or suspended. Pursuant to the terms of the provisions of Section 6(2)(e)(iii) of the Promotion of Administrative Justice Act, No. 3 of 2000 (“PAJA”) read with Section 6 of the MPRDA, the Minister can direct us to take remedial measures. If such remedial measures are not taken, the Minister must again give us a reasonable opportunity to make representations as to why such remedial measures were not taken. The Minister must then properly consider our further representations (which considerations must also comply with PAJA) and only then is the Minister entitled to cancel or suspend a mining right. Any such cancellation or suspension will be subject to judicial review if it is not in compliance with the MPRDA or PAJA, or it is not lawful, reasonable and procedurally fair under Section 33(1) of the South African Constitution.

Failure by us to meet our obligations in relation to our prospecting or mining rights or the Mining Charter could lead to the suspension or cancellation of such rights and the suspension of our other rights. This would have a material adverse effect on our business, financial condition and results of operations.

The failure to maintain or increase equity participation by HDSAs in our prospecting and mining operations could adversely affect our ability to maintain our prospecting and mining rights.

We are subject to a number of South African statutes aimed at promoting the accelerated integration of HDSAs, including the MPRDA, the BEE Act and the Mining Charter. To ensure that socioeconomic strategies are implemented, the MPRDA provides for empowerment targets consistent with the objectives of the MPRDA to be codified in the Mining Charter.

The South African government awards procurement contracts, quotas, licenses, permits and prospecting and mining rights based on numerous factors, including the degree of HDSA ownership. The MPRDA and Mining Charter contain provisions relating to the economic empowerment of HDSAs. Before the DMR will issue a prospecting right or mining right, an applicant must facilitate equity participation by HDSAs in the prospecting and mining operations which result from the granting of the relevant rights. As a matter of stated policy, the DMR requires a minimum of 26% HDSA ownership for the grant of applications for prospecting and mining rights. The Mining Charter required a minimum of 26% HDSA ownership by December 31, 2014.

We have sought to satisfy the foregoing requirements by partnering, at the operating company level, with companies demonstrating 26% HDSA ownership. We have partnered with Mnombo in respect to the Waterberg Project and for the prospecting rights.

We are satisfied that Mnombo is majority-owned by HDSAs. The contractual arrangements between Mnombo, the Company and the HDSAs require the HDSAs to maintain a minimum level of HDSA ownership in Mnombo of more than 50%. However, if at any time Mnombo becomes a company that is not majority owned by HDSAs, the ownership structure of the Waterberg Project and the prospecting rights and applications over the Waterberg Project may be deemed not to satisfy HDSA requirements.

On April 15, 2017, the Minister of Mineral Resources announced the implementation of the Revised Broad Based Black-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2016 (“Revised Mining Charter”). Following the announcement of the Revised Mining Charter, the Chamber of Mines (now the Minerals Council South Africa) applied to have the High Court of South Africa review the document on the basis of constitutional, procedural and administrative irregularities. The Minister of Mineral Resources gave a written undertaking that the Revised Mining Charter would not be implemented until the review application was heard before the full bench of the High Court of South Africa. The matter was to be heard from February 19 to 21, 2018. The newly appointed president of South Africa, Cyril Ramaphosa, personally engaged with the Minerals Council South Africa, which engagement resulted in the scheduled court hearing date of February 19, 2018 being further postponed. The president has assured the Minerals Council South Africa that there will be proper consultation with the mining industry in regard to the new mining charter. As a result, the Revised Mining Charter is suspended until the High Court of South Africa makes a final ruling or until agreement is reached between the government and the mining industry on the content of this charter.

On June 15, 2018 a new draft mining charter ("Draft Mining Charter") was published by the Minister of Mineral Resources for public comment.

The Draft Mining Charter sets out new and revised targets to be achieved by mining companies, the most pertinent of these being the revised BEE ownership shareholding requirements for mining rights holders. The application of the provisions of the Draft Mining Charter to prospecting rights is currently ambiguous and is likely to be clarified during the comment and consultation process, before the Draft Mining Charter is finally promulgated. The Draft Mining Charter provides revised ownership structures for mining rights holders. New mining rights holders will be required to have a minimum 30% Black Person shareholding (which includes African, Coloured and Indian persons who are citizens of the Republic of South Africa or who became citizens of the Republic of South Africa by naturalisation before April 27, 1994, or a juristic person managed and controlled by such persons) (a 4% increase from the previously required 26%), which shall include economic interest plus a corresponding percentage of voting rights, per right or in the mining company which holds the right. Existing mining right holders will have a period of five years within which to incrementally increase their BEE shareholding to 30%.

The BEE ownership element of 30% BEE shareholding is ring fenced and requires 100% compliance at all times, other than as set out in the Draft Mining Charter. The 30% BEE shareholding must be distributed as to –

(i)

a minimum of 8% (of which 5% is non-transferable free carried interest) to qualifying employees within a period of five (5) years from the effective date of a mining right. The definition of qualifying employees excludes employees who already own shares in the company as a condition of their employment, except where such is a "Mining Charter" requirement;

(ii)

a minimum of 8% (of which 5% is non-transferable free carried interest) to host communities (in the form of a community trust as prescribed) within 5 years from the effective date of a mining right; and

(iii)	a minimum of 14% shareholding to a BEE entrepreneur.

A holder can claim a maximum of an 11% offset credit against the BEE entrepreneur allocation for beneficiation on the basis of a DMR approved "equity equivalent plan". However, the baselines for beneficiation are still required to be determined by the Minister of Mineral Resources.

A pending application, accepted prior to the coming into operation of the Draft Mining Charter, shall be processed and granted in terms of the requirements of the Mining Charter, 2010 with a minimum of 26% Black Person’s shareholding, but the holder will be required to increase the BEE shareholding to 30% within 5 years of the effective date of the mining right. Whether such 30% will be required to reflect the stipulated distribution to employees, communities and black entrepreneurs is not clear.

The Waterberg Project shareholders’ agreement confirms the principles of BEE compliance and contemplates the potential transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners at fair value in certain circumstances, including a change in law or imposition of a requirement upon Waterberg JV Co. In certain circumstances, Mnombo may be diluted with equity transferred or issued to different black empowerment shareholders.

In addition to the proposed free carried interest, employees and communities are set to benefit from having representation on the boards or advisory committees of right holders and the entitlement to receive a trickle dividend equal to a minimum of 1% of EBITDA from the sixth year of a mining right until dividends are declared. This trickle dividend is stated to be "redeemable" by a right holder when ordinary dividends are declared. This, according to Minister of Mineral Resources, allows the trickle dividend to be repaid from normal dividends so that other shareholders are not prejudiced..

An additional tax is also being raised for Human Resource Development. A right holder will be required to pay 5% of the "leviable amount", being the levy payable under the South African Skills Development Act, No. 97 of 1998, (excluding the mandatory statutory skills levy) on essential skills development by way of paying 3.5% of the leviable amount on essential skills development activities such as science, technology, engineering, mathematics skills as well as artisans, bursaries, literacy and numeracy skills for employees and non-employees (community members) and 1.5% of the leviable amount towards South African Public Academic Institutions, Science Councils or research entities for the development of solutions in exploration, mining, processing, technology efficiency (energy and water use in mining), beneficiation as well as environmental conservation and rehabilitation.

In regard to employment equity, the Draft Mining Charter sets minimum levels for the participation of Black Persons on all levels of company management and sets targets for the procurement of local goods and services.

Subject to conditions contained in our prospecting and mining rights, we may be required to obtain approval from the DMR prior to undergoing any change in our empowerment status under the Mining Charter. In addition, if Waterberg JV Co is found to be in non-compliance with the requirements of the Mining Charter and other BEE regulations, including failure to retain the requisite level of HDSA ownership, the Waterberg mining right application, due to be filed before September 2018, may be delayed or refused until such non-compliance is remedied.

In addition, there have been a number of proposals made at governmental level in South Africa regarding amendments and clarifications to the methodology for determining HDSA ownership and control of mining businesses, including the Mineral and Petroleum Resources Development Amendment Bill, 2013, which create greater uncertainty in measuring our progress towards, and compliance with, its commitments under the Mining Charter and other BEE regulations. If implemented, any of these proposals could result in, among other things, stricter criteria for qualification as an HDSA investor.

We are obliged to report on our compliance with the Mining Charter, including our percentage of HDSA shareholding, to the DMR on an annual basis.

If we are required to increase the percentage of HDSA ownership in any of our operating companies or projects, our interests may be diluted. In addition, it is possible that any such transactions or plans may need to be executed at a discount to the proper economic value of our operating assets or it may also prove necessary for us to provide vendor financing or other support in respect of some or all of the consideration, which may be on non-commercial terms.

Currently, the South African Department of Trade and Industry is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the BEE Codes of Good Practice (the “Generic BEE Codes”), while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMR). The Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013 (“BEE Amendment Act”) came into operation on October 24, 2014. Among other matters, the BEE Amendment Act, through section 3(2), amends the BEE Act to make the BEE Act the overriding legislation in South Africa with regard to BEE requirements (the “Trumping Provision”). The BEE Amendment Act will require all governmental bodies to apply the Generic BEE Codes or other relevant code of good practice when procuring goods and services or issuing licenses or other authorizations under any other laws, and penalize fronting or misrepresentation of BEE information. The Trumping Provision came into effect on October 24, 2015. On October 30, 2015, the South African Minister of Trade and Industry exempted the DMR from applying the Trumping Provision for a period of twelve months on the basis that the alignment of the Mining Charter with the BEE Act and the Generic BEE Codes was an ongoing process. The Revised Mining Charter purported to align the Mining Charter with the Generic BEE Codes. The Trumping Provision expired on October 31, 2016 and no new application for exemption was made. The Revised Mining Charter has been suspended in its operation pending the outcome of litigation between the DMR and the Minerals Council South Africa, alternatively until consensus on the content of a new mining charter has been reached between the government and the Minerals Council South Africa. Generally speaking, the amended Generic BEE Codes may make BEE-compliance more onerous to achieve. The DMR and industry bodies are aware of the implications of the Trumping Provision. Notwithstanding that there has been no further extension of the exemption in respect of the Trumping Provision, to date, the DMR continues to apply the provisions of the Mining Charter and not the Generic BEE Codes. See “South African Regulatory Framework — Black Economic Empowerment in the South African Mining Industry” and “— Mining Charter” in the Form 20-F.

The Generic BEE Codes will require Mnombo to be 51% held and controlled by HDSAs to qualify it as a “black-controlled company” and hence a qualified BEE entity. Mnombo is presently 50.1% owned and controlled by HDSAs.

If we are unable to achieve or maintain our empowered status under the Mining Charter or comply with any other BEE regulations or policies, we may not be able to maintain our existing prospecting and mining rights and/or acquire any new rights and therefore would be obliged to suspend or dispose of some or all of our operations in South Africa, which would likely have a material adverse effect on our business, financial condition and results of operations.

Socio-economic instability in South Africa or regionally, including the risk of resource nationalism, may have an adverse effect on our operations and profits.

We have ownership interests in a significant project in South Africa. As a result, we are subject to political and economic risks relating to South Africa, which could affect an investment in us. Downgrades, and potential further downgrades, to South Africa’s sovereign currency ratings by international ratings agencies would likely adversely affect the value of the Rand relative to the Canadian or U.S. Dollar. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact our South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity. We also face a number of risks from deliberate, malicious or criminal acts relating to these inequalities, including theft, fraud, bribery and corruption. On February 15, 2018 the new president of South Africa was inaugurated. He has vowed to take a hard line against graft, corruption and government excesses.

We are also subject to the risk of resource nationalism, which encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. Although wholesale nationalization was rejected by the ruling party, the African National Congress (the “ANC”), leading into the 2014 national elections, a resolution adopted by the ANC on nationalization calls for state intervention in the economy, including “state ownership”. A wide range of stakeholders have proposed ways in which the State could extract greater economic value from the South African mining industry. In addition, the Economic Freedom Fighters, a political party under the leadership of Julius Malema, have also called for resource nationalization.

We cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country’s inequalities. Actions taken by the South African government, or by its people without the sanction of law, could have a material adverse effect on our business. Furthermore, regional, political and economic instability in countries north of South Africa may affect South Africa. Such factors may have a negative impact on our ability to own, operate and manage our South African mining projects.

Labour disruptions and increased labour costs could have an adverse effect on our results of operations and financial condition.

Although our employees are not unionized at this time, trade unions could have a significant impact on our labour relations, as well as on social and political reforms. There is a risk that strikes or other types of conflict with unions or employees may occur at any of our operations, particularly where the labour force is unionized. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. Disruptions in our business due to strikes or further developments in South African labour laws may increase our costs or alter our relationship with our employees and trade unions, which may have an adverse effect on our financial condition and operations. South Africa has recently experienced widespread illegal strikes and violence.

Changes in South African State royalties where many of our mineral reserves are located could have an adverse effect on our results of operations and our financial condition.

The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (the “Royalty Act”) effectively came into operation on May 1, 2009. The Royalty Act establishes a variable royalty rate regime, in which the prevailing royalty rate for the year of assessment is assessed against the gross sales of the extractor during the year. The royalty rate is calculated based on the profitability of the mine (earnings before interest and taxes) and varies depending on whether the mineral is transferred in refined or unrefined form. For mineral resources transferred in unrefined form, the minimum royalty rate is 0.5% of gross sales and the maximum royalty rate is 7% of gross sales. For mineral resources transferred in refined form, the maximum royalty rate is 5% of gross sales. The royalty will be a tax-deductible expense. The royalty becomes payable when the mineral resource is “transferred,” which refers to the disposal of a mineral resource, the export of a mineral resource or the consumption, theft, destruction or loss of a mineral resource. The Royalty Act allows the holder of a mining right to enter into an agreement with the tax authorities to fix the percentage royalty that will be payable in respect of all mining operations carried out in respect of that resource for as long as the extractor holds the right. The holder of a mining right may withdraw from such agreement at any time.

The feasibility studies covering our South African projects made certain assumptions related to the expected royalty rates under the Royalty Act. If and when we begin earning revenue from our South African mining projects, and if the royalties under the Royalty Act differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of our projects in South Africa, as well as on our prospects, financial condition and results of operations.

Interruptions, shortages or cuts in the supply of electricity or water could lead to disruptions in our operations.

We procure all of the electricity necessary for our operations from ESKOM Holdings Limited (“ESKOM”), South Africa’s state-owned electricity utility, and no significant alternative sources of supply are available to us. ESKOM has suffered from prolonged underinvestment in new generating capacity which, combined with increased demand, led to a period of electricity shortages. ESKOM has grown its electricity capacity and supply, increasing access to electricity in South Africa, in recent years. Since 2008, ESKOM has invested heavily in new base load power generation capacity. Its principal project, a power station known as Medupi, has been subject to delays, with the last unit scheduled for commissioning in 2019. ESKOM is heavily dependent on coal to fuel its electricity plants. Accordingly, if coal mining companies experience labour unrest or disruptions to production (which have occurred historically in South Africa, including a coal strike by approximately 30,000 National Union of Mineworkers members which lasted for approximately one week in October 2015), or if heavy rains, particularly during the summer months in South Africa, adversely impact coal production or coal supplies, ESKOM may have difficulty supplying sufficient electricity supply to us.

We depend on the availability of water in our areas of operations. Shifting rainfall patterns and increasing demands on the existing water supply have caused water shortages in our areas of operations.

If electricity or water supplies are insufficient or unreliable, we may be unable to operate as anticipated, which may disrupt our operations and prospects.

Characteristics of and changes in the tax systems in South Africa could materially adversely affect our business, financial condition and results of operations.

Our subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, VAT, state royalties, various forms of duties, dividend withholding tax and interest withholding tax. The tax regime in South Africa is subject to change.

After having published a number of papers on the introduction of a carbon tax, the South African government released the Second Draft Carbon Tax Bill 2017 (the “Bill”) published in December 2017, together with an Explanatory Memorandum in respect of the Bill (the “Explanatory Memorandum”). The Bill was open for comment until March 9, 2018 and is now being considered by the South African Parliament.

In his 2018 Budget Speech, the South African Minister of Finance announced that carbon tax will be implemented from January 1, 2019.

In terms of the Paris Agreement under the United Nations Framework Convention on Climate Change, South Africa’s greenhouse gas (“GHG”) emissions are said to firstly peak from the period 2020 until 2025, then plateau from the period 2025 until 2035, whereafter GHG emissions are said to decline from 2036. The introduction of carbon tax will also take place in a phased manner, which allows for developmental challenges faced by South Africa, encourages investment in more energy efficient technology and ensures that South Africa’s competitiveness is not being compromised.

The South African national treasury noted in the Explanatory Memorandum that the impact of the first phase has been designed to be revenue-neutral, and revenues will be recycled by way of reducing the current electricity generation levy, credit rebate for the renewable energy premium, as well as a tax incentive for energy efficiency savings.

Section 5 of the Bill proposes that the rate of carbon tax will be R120 per ton of carbon dioxide (CO2e) above the tax-free allowances, with an annual increase of the consumer price inflation plus 2% until December 31, 2022. Following December 31, 2022, the rate of the increase is required to be made in line with inflation as determined by Statistics South Africa going forward.

Sections 7 to 13 of the Bill allows for the following tax-free allowances which were extensively considered following the publication of the First Draft Carbon Tax Bill 2015 (First Bill), and commented upon in the 2015 First Bill Response Document:

•	basic allowance for fuel combustible emissions of 60%;

•	allowance for industrial process emissions of 10%;

•	allowance in respect of fugitive emissions of 10%;

•	trade exposure allowance of up to a maximum of 10%;

•	performance allowance not exceeding 5% of the total GHG emissions of the taxpayer;

•	carbon budget allowance of 5% for companies who have a carbon budget, which means a limit on total GHG emissions from a specific company, within a specific period of time; and

•	carbon offset allowance of either 5% or 10%.

A taxpayer is only entitled to receive the sum of the allowances mentioned above in respect of a tax period to the extent that the sum of the allowances does not exceed 95% of the total GHG emissions.

Taking into account the tax-free thresholds, this would imply that an initial effective carbon tax rate will be as low as R6 to R48 per ton CO2e.

The ANC held a policy conference in June 2012 at which the “State Intervention in the Minerals Sector” report (the “SIMS Report”) commissioned by the ANC was debated. The SIMS Report includes a proposal for a super tax of 50% of all profits above a 15% return on investment, which would apply in respect of all metals and minerals. If a super tax is implemented, we may realize lower after-tax profits and cash flows from our operations and may decide not to pursue certain new projects, as such a tax could render these opportunities uneconomic.

It is also possible that we could become subject to taxation in South Africa that is not currently anticipated, which could have a material adverse effect on our business, financial condition and results of operations.

Community relations may affect our business.

Maintaining community support through a positive relationship with the communities in which we operate is critical to continuing successful exploration and development. As a business in the mining industry, we may come under pressure in the jurisdictions in which we explore or develop, to demonstrate that other stakeholders benefit and will continue to benefit from our commercial activities. We may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations, financial condition and Common Share price.

Under the Draft Mining Charter there is a greater focus on mine community development. A right holder must meaningfully contribute towards mine community development in keeping with the principles of the social license to operate. A right holder must develop its Social and Labour Plan ("SLP"), in consultation with relevant municipalities, mine communities, traditional authorities and affected stakeholders, and identify developmental priorities of mine communities. The identified developmental priorities must be contained in the SLP. Mining right holders operating in the same area may collaborate on identified projects. An SLP must be published in English and one or two other languages commonly used within the mine community. Any amendments/variation of SLP commitments, including the budget, shall be approved in terms of section 102 of the MPRDA and in consultation with mine communities.

South African foreign exchange controls may limit repatriation of profits.

We will need to repatriate funds from our foreign subsidiaries to fulfill our business plans and make payments on the LMM Facility. Since commencing business in South Africa, we have loaned or invested approximately CAN$843 million (net of repayments) as at May 31, 2018 into PTM RSA in South Africa. We obtained approval from the SARB in advance for our investments into South Africa. We anticipate that we will loan the majority of the proceeds from an offering to PTM RSA with the advance approval of the SARB. Although we are not aware of any law or regulation that would prevent the repatriation of funds we have loaned or invested into South Africa back to us in Canada, no assurance can be given that we will be able to repatriate funds back to Canada in a timely manner or without incurring tax payments or other costs when doing so, due to legal restrictions or tax requirements at local subsidiary levels or at the parent company level. Such costs could be material.

South Africa’s exchange control regulations restrict the export of capital from South Africa. Although we are not ourselves subject to South African exchange control regulations, these regulations do restrict the ability of our South African subsidiaries to raise and deploy capital outside the country, to borrow money in currencies other than the Rand and to hold foreign currency. Exchange control regulations could make it difficult for our South African subsidiaries to:

•	export capital from South Africa;

•	hold foreign currency or incur indebtedness denominated in foreign currencies without approval of the relevant South African exchange control authorities;

•	acquire an interest in a foreign venture without approval of the relevant South African exchange control authorities and compliance with certain investment criteria; and

•	repatriate to South Africa profits of foreign operations.

While the South African government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the foreseeable future. Restrictions on repatriation of earnings from South Africa may be imposed on us in the future.

Our land in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

Our privately held land could be subject to land restitution claims under the Restitution of Land Rights Act, No. 22 of 1994, as amended (the “Land Claims Act”) and the Restitution of Land Rights Amendment Act, No. 15 of 2014 (“Restitution Amendment Act”), which took effect on July 1, 2014. Under the Land Claims Act and the Restitution Amendment Act, any person who was dispossessed of rights in land in South Africa after June 19, 1913 as a result of past racially discriminatory laws or practices without payment of just and equitable compensation, and who (subject to the promulgation of further legislation) lodges a claim on or before June 30, 2019 is granted certain remedies. A successful claimant may be granted either return of the dispossessed land (referred to as “restoration”) or equitable redress (which includes the granting of an appropriate right in alternative state-owned land, payment of compensation or “alternative relief”). If restoration is claimed, the Land Claims Act requires the feasibility of such restoration to be considered. Restoration of land may only be given in circumstances where a claimant can use the land productively with the feasibility of restoration dependent on the value of the property.

The South African Minister of Rural Development and Land Reform may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Land Claims Act also entitles the South African Minister of Rural Development and Land Reform to acquire ownership of land by way of expropriation either for claimants who are entitled to restitution of land, or, in respect of land over which no claim has been lodged but the acquisition of which is directly related to or affected by such claim, will promote restitution of land to claimants or alternative relief. Expropriation would be subject to provisions of legislation and the South African Constitution which provide, in general, for just and equitable compensation.

We have not been notified of any land claims to date over our properties. Nonetheless, our privately held land rights may become subject to acquisition by the state without our agreement. In addition, we may not be adequately compensated for any loss of our land rights. Any such claims could have a negative impact on our South African projects and therefore an adverse effect on our business, operating results and financial condition.

Risks Relating to our Common Shares and the Warrants

We may be unable to comply with NYSE American and TSX continued listing standards and our Common Shares may be delisted from the NYSE American and TSX equities markets, which would likely cause the liquidity and market price of the Common Shares to decline.

Our Common Shares are currently listed on the NYSE American and the TSX. We are subject to the continued listing criteria of the NYSE American and the TSX and such exchanges will consider suspending dealings in, or delisting, securities of an issuer that does not meet its continued listing standards. In order to maintain the listings, we must maintain certain objective standards, such as share prices, shareholders’ equity, market capitalization (generally US$50.0 million for the NYSE American) and share distribution targets. On April 10, 2018, due to a decline in our shareholders’ equity and market capitalization, we received a letter from the NYSE American stating that we are not in compliance with the continued listing standards set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Company Guide. Due to the low selling price of the Common Shares, on May 23, 2018, we received an additional letter from the NYSE American stating that we are not in compliance with the continued listing standards set forth in Section 1003(f)(v) of the Company Guide. On June 21, 2018, the NYSE American notified us that our plan to regain compliance was accepted. However, we are not currently in compliance with NYSE American listing standards, and our listing is being continued pursuant to a temporary exception. We will be subject to periodic reviews by the NYSE American and will be delisted if we do not make sufficient progress toward compliance with the Company Guide or if we are unable to regain compliance with Company Guide by November 23, 2018, in the case of our trading price, or October 10, 2019, in the case of Section 1003(a) of the Company Guide. We cannot assure you that we will satisfy these or the other continued listing requirements of the NYSE American, or that our Common Shares will not be delisted from the NYSE American. In particular, if we do not make sufficient progress toward compliance, or if we fail to satisfy any of the deadlines adopted by the NYSE American, , the NYSE American will initiate delisting procedures as appropriate. In addition to objective standards, the NYSE American may delist the securities of any issuer, among other reasons, if the issuer sells or disposes of principal operating assets, ceases to be an operating company or has discontinued a substantial portion of its operations or business for any reason or the NYSE American otherwise determines that the securities are unsuitable for continued trading. We may be unable to comply with these standards.

Delisting of the Common Shares may result in a breach or default under certain of our agreements. Without limiting the foregoing, a TSX delisting would, and a NYSE American delisting may, result in a default (unless any required waivers could be obtained) under certain or all of our outstanding indebtedness, which would have a material adverse impact on us. See “Risks Relating to Our Company”. A delisting of our Common Shares from the NYSE American could subject the exercise of the Warrants in the United States to compliance with applicable state securities laws, which if not complied with may prevent a holder from exercising the Warrants. A delisting of our Common Shares could also adversely affect our reputation, our ability to raise funds through the sale of equity or securities convertible into equity and the terms of any such financing, the liquidity and market price of our Common Shares and the Warrants and the ability of broker-dealers to purchase the Common Shares and Warrants.

We may be required to complete a consolidation of our outstanding Common Shares in order to meet the listing requirements of the NYSE American

Due to the low selling price of the Common Shares, on May 23, 2018, we received a letter from the NYSE American stating that we are not in compliance with the continued listing standards set forth in Section 1003(f)(v) of the Company Guide. In order to maintain our listing, we must demonstrate sustained price improvement within a reasonable period of time, which the NYSE American has determined to be no later than November 23, 2018, or we must effect a consolidation or reverse stock split of the Common Shares by November 23, 2018.

We may be required to complete a consolidation or reverse split of our outstanding Common Shares in order to meet the listing requirements of the NYSE American. Pursuant to Section 1003(f)(v) of the NYSE American Company Guide, the NYSE American could take action to delist our Common Shares in the event that our Common Shares trade at levels viewed as abnormally low for a substantial period of time. We may be required to complete a share consolidation in order to achieve the requisite increase in the market price of our Common Shares to be in compliance with the minimum price requirements of the NYSE American. We cannot be certain that the market price of our Common Shares following any share consolidation will remain at the level required for the period of time required for listing or for continuing compliance with that requirement. A share consolidation may be viewed negatively by the market and could lead to a decrease in our overall market capitalization. If the per share market price does not increase proportionately as a result of any share consolidation, then the value of our company as measured by market capitalization could be reduced significantly. If we successfully complete a share consolidation, it would significantly reduce the number of our Common Shares that are outstanding, and the liquidity of our Common Shares could be adversely affected.

We have never paid dividends and do not expect to do so in the foreseeable future

We have not paid any dividends since incorporation and we have no plans to pay dividends in the foreseeable future. Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time. In addition, our ability to declare and pay dividends may be affected by the South African government’s exchange controls. See “South African Regulatory Framework — Exchange Control” in the Form 20-F.

The Common Share price has been volatile in recent years

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility. The market price of securities of many companies, particularly those considered exploration or development stage mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The Common Share price has experienced a high level of volatility. For example, from January 1, 2017 to August 9, 2018, the closing price of the Common Shares has ranged from a high of C$3.07 to a low of C$0.12 on the TSX and a high of US$2.32 and a low of US$0.09 on the NYSE American. Continual fluctuations in price may occur.

The factors influencing such volatility include macroeconomic developments in North America and globally as well as market perceptions of the attractiveness of particular industries. The price of our Common Shares is also likely to be significantly affected by short term changes in precious metal prices or other mineral prices, currency exchange fluctuations and our financial condition or results of operations as reflected in our earnings reports. Other factors unrelated to our performance that may have an effect on the price of our Common Shares and other securities include the following:

•	the extent of analyst coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities;

•	lessening in trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of our securities;

•	changes to South African laws and regulations might have a negative effect on the development prospects, timelines or relationships for our material properties;

•	the size of our public float may limit the ability of some institutions to invest in our securities; and

•	a substantial decline in the price of our securities that persists for a significant period of time could cause our securities to be delisted from an exchange, further reducing market liquidity.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Our growth, future profitability and ability to obtain financing may be impacted by global financial conditions

Global financial conditions continue to be characterized by extreme volatility. In recent years, global markets have been adversely impacted by the credit crisis that began in 2008, the European debt crisis and significant fluctuations in fuel and energy costs and metals prices. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. Future economic shocks may be precipitated by a number of causes, including debt crises, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets, health crises and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact our ability to obtain equity or debt financing in the future on terms favourable to us or at all. In such an event, our operations and financial condition could be adversely impacted.

Prospective investors may not be able to resell the Warrant Shares at or above the Warrant Exercise Price, if at all

The Warrants are exercisable at the Warrant Exercise Price and can be exercised prior to 4:00 p.m. (Vancouver time) on the Expiry Date. In the event the market price of the Common Shares does not exceed the Warrant Exercise Price during the period when the Warrants are exercisable, the Warrants may not have any value.

Holders of the Warrants will have no rights as shareholders of our company until they exercise the Warrants in accordance with their terms. Upon exercise of the Warrants, holders of the Warrant Shares deliverable on the exercise of such Warrants will be entitled to exercise the rights of a shareholder in respect of such Warrant Shares only in respect of matters for which the record date occurs after the exercise date.

The exercise of outstanding stock options and the issuance of Common Shares upon the exercise of warrants, including the Warrants, will result in dilution to the holders of Common Shares

The issuance of Common Shares upon the exercise of our outstanding stock options and warrants, including the Warrants, will result in dilution to the interests of shareholders, and may reduce the trading price of the Common Shares, including the Warrant Shares. As at the date of this Prospectus, there were 3,477,950 stock options and 132,544,861 warrants outstanding, with each warrant entitling the holder thereof to purchase one additional Common Share at a price of US$0.17 until November 15, 2019. To the extent that these stock options or warrants are exercised, dilution to the interests of our shareholders will likely occur. Additional stock options and warrants may be issued in the future. Exercises of these stock options or warrants, or even the potential of their exercise may have an adverse effect on the trading price of the Common Shares or the Warrants. The holders of stock options or warrants are likely to exercise them at times when the market price of the Common Shares exceeds the exercise price of the securities. Accordingly, the issuance of Common Shares upon exercise of the stock options and warrants will likely result in dilution of the equity represented by the then outstanding Common Shares held by other shareholders.

Future sales, conversion of senior subordinated notes or issuances of equity securities could decrease the value of the Common Shares, dilute investors’ voting power and reduce our earnings per share

We may sell equity securities in offerings (including through the sale of debt securities convertible into equity securities) and may issue additional equity securities in connection with indebtedness or to finance operations, exploration, development, acquisitions or other projects.

On June 30, 2017 we issued US$20.0 million aggregate principal amount of convertible senior subordinated notes due 2022. The Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at our election, in our Common Shares or a combination of cash and Common Shares. The Notes will mature on July 1, 2022, unless earlier repurchased, redeemed or converted. Subject to certain exceptions, the Notes are convertible at any time at the option of the holder, and may be settled, at our election, in cash, Common Shares, or a combination of cash and Common Shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in Common Shares.

To date, we have paid interest under the Notes in Common Shares, and we may continue to do so. We cannot predict the timing or amount of conversions of Notes or the size or terms of future issuances of equity securities or securities convertible into equity securities or the effect, if any, that future issuances and sales of the securities will have on the market price of our Common Shares. In addition, the conversion price of the Notes is subject to adjustment in certain circumstances. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to shareholders. Exercises of presently outstanding stock options may also result in dilution to shareholders.

Our board of directors has the authority to authorize certain offers and sales of securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures, including debt service, and growth, it is likely that we will issue securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price or the Warrant Exercise Price.

Sales of substantial amounts of securities, or the availability of the securities for sale, could adversely affect the prevailing market prices for the securities and dilute investors’ earnings per share. A decline in the market prices of the securities could impair our ability to raise additional capital through the sale of additional securities should we desire to do so.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against us, our directors and officers, and the experts named herein may be limited due to the fact that we are incorporated outside of the United States, a majority of such directors, officers, and experts reside outside of the United States and a substantial portion of our assets and said persons are located outside the United States. There is uncertainty as to whether foreign courts would: (a) enforce judgments of United States courts obtained against us, our directors and officers or the experts named herein predicated upon the civil liability provisions of the United States federal securities laws; or (b) entertain original actions brought in Canadian courts against us or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.

There may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires our securities

Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the “foreign affiliate dumping” rules in the Income Tax Act (Canada) (the “Tax Act”). Such shareholders should consult their tax advisors with respect to the consequences of acquiring the securities.

We may be a “passive foreign investment company” for our current tax year and expect to be classified as a “passive foreign investment company” in future tax years, which may have adverse U.S. federal income tax consequences for U.S. investors

Potential investors in the Warrant Shares who are U.S. taxpayers should be aware that we may be classified as a “passive foreign investment company” or “PFIC” for our current tax year ending August 31, 2018, and expect to be classified as a PFIC in future years. If we are a PFIC for any year during a U.S. taxpayer’s holding period of Warrants or Warrant Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Warrants or Warrant Shares or any so-called “excess distribution” received on its Warrant Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective”qualified electing fund” election (a “QEF Election”) under Section 1295 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) or “mark-to-market” election (a “Mark-to-Market Election”) under Section 1296 of the Code. Subject to certain limitations, such elections may be made with respect to the Warrant Shares. A U.S. taxpayer may not make a QEF Election or Mark-to-Market Election with respect to the Warrants. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. taxpayers should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their Warrant Shares. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Warrant Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.” Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Warrants and the Warrant Shares.

We have in the past been an “emerging growth company”. We cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make the securities less attractive to investors, or whether our independent auditors will determine our internal control over financial reporting to be effective when we cease to be an “emerging growth company

We have in the past been an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, and have taken advantage of exemptions from various requirements that are applicable to other public companies that are emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002. We cannot predict if investors will find the securities less attractive because our independent auditors will not have attested to the effectiveness of our internal controls. If some investors find the securities less attractive as a result of our independent auditors not attesting to the effectiveness of our internal controls or as a result of other exemptions that we may take advantage of, or if our independent auditors do not determine our internal control over financial reporting to be effective when required after we cease to be an “emerging growth company”, the trading market for our securities and the value of the securities may be adversely affected.

DILUTION

An investor that acquires Common Shares upon the exercise of the Warrants may experience additional dilution depending on the Company’s net tangible book value at the time of exercise. The Company’s net tangible book value as of May 31, 2018 was approximately US$(14.8) million, or approximately US$(0.052) per Common Share. Net tangible book value per Common Share as of May 31, 2018 is equal to the Company’s total tangible assets minus total liabilities, all divided by the number of Common Shares outstanding as of May 31, 2018.

Assuming that the Company issues all 117,453,862 Common Shares upon exercise of the Warrants at a per share cash exercise price of US$0.17 per Common Share, and after deducting the estimated offering expenses payable by the Company, the Company’s net tangible book value as of May 31, 2018 would have been approximately US$5.22 million, or approximately US$0.013 per Common Share. This amount represents an immediate increase in net tangible book value of approximately US$0.065 per Common Share to the Company’s existing shareholders and an immediate dilution in net tangible book value of approximately US$0.157 per Common Share to new investors acquiring Common Shares upon the exercise of the Warrants.

The Company determines dilution by subtracting the adjusted net tangible book value per Common Share after this offering from the exercise price per Common Share. The following table illustrates the dilution in net tangible book value per share to new investors.

Exercise price per share	$0.170
Net tangible book value per share of common stock as of May 31, 2018	$(0.052)
Increase in net tangible book value per share attributable to new investors	$0.065

Adjusted net tangible book value per share as of May 31, 2018 after giving effect to this offering	$0.013
Dilution in net tangible book value per share to new investors	$0.157
Dilution as a percentage of exercise price	92.5%

The amounts above are based on 283,454,867 Common Shares outstanding as of May 31, 2018, including (i) 117,453,862 Common Shares issued in the Company’s Unit Offering, and (ii) 15,090,999 Common Shares issued in the HCI Private Placement. The amounts also assume no exercise of outstanding options or other warrants or rights to acquire Common Shares since that date.

To the extent that any of the Company’s outstanding options, warrants or other rights to acquire Common Shares (other than the Warrants) are exercised, outstanding interest on the Notes is paid by issuance of Common Shares, the Company grants additional options or awards under its stock incentive plans or issues additional warrants, or the Company otherwise issues additional Common Shares in the future, there may be further dilution to new investors.

EXPENSES

The following table sets forth the Company’s costs and expenses relating to the sale of Common Shares being registered hereby. All amounts are estimates except the SEC registration fee.

SEC registration fees	US$ 2,486
Legal fees and expenses	40,000
Accounting fees and expenses	10,000
Miscellaneous	1,000
Total	US$53,486

USE OF PROCEEDS

From time to time, when Warrants are exercised, the Company will receive proceeds equal to the aggregate Warrant Exercise Price of such Warrants. Assuming that all of the Warrants are exercised prior to the Expiry Time (as defined below) for cash and that no adjustment based on the anti-dilution provisions contained in the Warrant Indenture has taken place, the net proceeds to the Company will be US$19,967,156.54.

The Company is indebted to the LMM Lenders pursuant to the LMM Facility. The Company has agreed to use 50% of the proceeds from the exercise of any Warrants for repayment of outstanding indebtedness under the LMM Facility. It is currently intended that the Company will use any additional proceeds for general corporate and working capital purposes. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under “Risk Factors” in or incorporated by reference in this Prospectus.

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed for trading on the TSX under the trading symbol “PTM” and on the NYSE American under the trading symbol “PLG”. The following tables set forth information relating to the trading of the Common Shares on the TSX and the NYSE American for the periods indicated.

TSX — “PTM”

Period	High	Low
	(CAN$)	(CAN$)
For the Fiscal Year Ended
August 31, 2017	$3.97	$0.64
August 31, 2016(1)	$5.25	$1.35
August 31, 2015	$1.19	$0.32
August 31, 2014	$1.49	$0.97
August 31, 2013	$1.51	$0.75

For the Quarter Ended
May 31, 2018	$0.45	$0.14
February 28, 2018	$0.72	$0.36
November 30, 2017	$0.89	$0.40
August 31, 2017	$1.66	$0.64
May 31, 2017	$2.41	$1.42
February 28, 2017	$3.19	$1.89
November 30, 2016	$3.97	$1.89
August 31, 2016	$4.95	$3.51
May 31, 2016	$5.25	$2.51
February 28, 2016(1)	$3.00	$1.35
November 30, 2015	$4.30	$2.80

For the Month Ended
August 2018 (through and including August 9, 2018)	$0.16	$0.13
July 2018	$0.16	$0.13
June 2018	$0.17	$0.12
May 2018	$0.26	$0.14
April 2018	$0.37	$0.24
March 2018	$0.45	$0.38
February 2018	$0.53	$0.36

NYSE American — “PLG”

Period	High	Low
	(US$)	(US$)
For the Fiscal Year Ended
August 31, 2017	$3.08	$0.51
August 31, 2016(1)	$4.04	$1.00
August 31, 2015	$1.08	$0.24
August 31, 2014	$1.37	$0.99
August 31, 2013	$1.52	$0.77

For the Quarter Ended
May 31, 2018	$0.35	$0.11
February 28, 2018	$0.58	$0.28
November 30, 2017	$0.72	$0.32
August 31, 2017	$1.23	$0.51
May 31, 2017	$1.81	$1.03
February 28, 2017	$2.45	$1.40
November 30, 2016	$3.08	$1.40
August 31, 2016	$3.98	$2.73
May 31, 2016	$4.04	$1.86
February 28, 2016(1)	$2.30	$1.00
November 30, 2015	$3.40	$2.00

For the Month Ended
August 2018 (through and including August 9, 2018)	$0.12	$0.10
July 2018	$0.12	$0.10
June 2018	$0.13	$0.08
May 2018	$0.20	$0.11
April 2018	$0.30	$0.19
March 2018	$0.35	$0.29
February 2018	$0.45	$0.29

Notes:

(1)

Effective January 28, 2016 the Company’s common shares were consolidated on the basis of one new share for ten old shares (1:10). All information regarding the issued and outstanding common shares, options and weighted average number and per share information has been retrospectively restated to reflect the ten to one consolidation.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Tax Act and the regulations thereunder (the “Regulations”) generally applicable to an investor who acquires, as beneficial owner, Common Shares on the exercise of Warrants issued under the Unit Offering (“Warrant Shares”) and who, at all relevant times, for the purposes of the Tax Act (a) deals at arm’s length with the Company and the Underwriters, (b) is not affiliated with the Company or the Underwriters, (c) has acquired and will hold the Warrants as capital property, and (d) will acquire and hold the Warrant Shares as capital property (each, a “Holder”), all within the meaning of the Tax Act. The Warrant Shares and Warrants will generally be considered to be capital property to a Holder unless the Holder holds or uses the Warrant Shares or Warrants, or is deemed to hold or use the Warrant Shares or Warrants, in the course of carrying on a business of trading or dealing in securities or has acquired them or deemed to have acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

This summary does not apply to a Holder (a) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (b) an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; (d) that is a corporation resident in Canada (for the purpose of the Tax Act) or a corporation that does not deal at arm’s length (for purposes of the Tax Act) with a corporation resident in Canada, and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Warrants, Warrant Shares or Units, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act; (e) that reports its “Canadian tax results” in a currency other than Canadian currency, all as defined in the Tax Act; (f) that is exempt from tax under the Tax Act; or (g) that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” with respect to Warrants or Warrant Shares, as those terms are defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an acquisition of Warrant Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Warrant Shares.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, specific proposals to amend the Tax Act and the Regulations (the “Tax Proposals”) which have been announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Income Tax Convention (1980) (the “Canada-U.S. Tax Convention”), and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”).

This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable in respect of Warrant Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Amounts Determined in Canadian Dollars

For purposes of the Tax Act, all amounts relating to the Warrant Shares or Warrants must be expressed in Canadian dollars, including cost, adjusted cost base, proceeds of disposition and dividends, and amounts denominated in U.S. dollars must be converted to Canadian dollars using the daily exchange rate published by the Bank of Canada on the particular date the particular amount arose or such other rate of exchange as may be accepted by the CRA. Holders may therefore realize additional income or gain by virtue of changes in foreign exchange rates, and are advised to consult with their own tax advisors in this regard. Currency tax issues are not discussed further in this summary.

Exercise of Warrants

No gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of a Warrant will be determined by averaging the cost of that Warrant with the adjusted cost base to the Holder of all other Warrants owned by the Holder as capital property immediately prior to the exercise thereof. The Holder’s adjusted cost base of the Warrant Share acquired upon the exercise of a Warrant will be determined by averaging the cost of that Warrant Share with the adjusted cost base to the Holder of all Common Shares of the Company owned by the Holder as capital property immediately prior to such acquisition.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (each, a “Resident Holder”). Certain Resident Holders whose Warrant Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Warrant Shares, and every other “Canadian security” (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. This election does not apply to Warrants. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Warrant Shares will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by the Company. Taxable dividends received by such Resident Holder may give rise to minimum tax under the Tax Act.

In the case of a Resident Holder that is a corporation, such dividends (including deemed dividends) received on the Warrant Shares will be included in the Resident Holder’s income and will normally be deductible in computing such Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is in a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include an amount in respect of dividends.

A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Warrant Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Disposition of Warrant Shares

A Resident Holder who disposes of, or is deemed to have disposed of, a Warrant Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of such Warrant Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Warrant Share immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The adjusted cost base to a Resident Holder of a Warrant Share will be determined by averaging the cost of that Warrant Share with the adjusted cost base (determined immediately before the disposition of the Warrant Share) of all other Common Shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Losses”.

Taxation of Capital Gains and Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

A capital loss realized on the disposition of a Warrant Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the Warrant Share. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Warrant Shares. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

Capital gains realized by an individual (including certain trusts) may result in the individual paying minimum tax under the Tax Act.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include an amount in respect of taxable capital gains.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Warrant Shares or Warrants in a business carried on in Canada (each, a “Non-Resident Holder”). The term “U.S. Holder,” for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-U.S. Tax Convention, is at all relevant times a resident of the United States and is a “qualifying person” within the meaning of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Taxation of Dividends

Subject to an applicable tax treaty or convention, a dividend paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Warrant Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. In addition, under the Canada-U.S. Tax Convention, dividends may be exempt from such Canadian withholding tax if paid to certain U.S. Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations or qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits or benefits for the self-employed under one or more funds or plans established to provide pension or retirement benefits or other employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Disposition of Warrant Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Warrant Shares, unless the Warrant Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition.

Generally, as long as the Warrant Shares are then listed on a designated stock exchange (which currently includes the TSX and the NYSE American), the Warrant Shares will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with which the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder or persons which do not deal at arm’s length with the Non-Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the Warrant Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists). The Tax Act may also deem the Warrant Shares to be taxable Canadian property in certain circumstances.

In the case of a U.S. Holder, the Warrant Shares of such U.S. Holder will generally constitute “treaty-protected property” for purposes of the Tax Act unless the value of the Warrant Shares is derived principally from real property situated in Canada. For this purpose, “real property” has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

If Warrant Shares are taxable Canadian property of a Non-Resident Holder and are not treaty-protected property of the Non-Resident Holder at the time of their disposition, the consequences above under “Residents of Canada — Taxation of Capital Gains and Losses” will generally apply.

Non-Resident Holders whose Warrant Shares are taxable Canadian property should consult their own advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the exercise, disposition, and lapse of Warrants, and the acquisition, ownership and disposition of Warrant Shares received upon the exercise of Warrants, acquired pursuant to the Unit Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the exercise, disposition, and lapse of Warrants, and the acquisition, ownership and disposition of Warrant Shares received upon the exercise of Warrants, acquired pursuant to the Unit Offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the exercise, disposition, and lapse of Warrants, or the acquisition, ownership and disposition of Warrant Shares received upon the exercise of Warrants, acquired pursuant to the Unit Offering. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the exercise, disposition, and lapse of Warrants, and the acquisition, ownership and disposition of Warrant Shares received upon the exercise of Warrants, acquired pursuant to the Unit Offering.

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Warrants or Warrant Shares acquired pursuant to the Unit Offering that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are required to accelerate the recognition of any item of gross income with respect to Warrants or Warrant Shares as the result of such income being recognized on an applicable financial statement; or (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Company’s outstanding shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Warrants or Warrant Shares in connection with carrying on a business in Canada; (d) persons whose Warrants or Warrant Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Warrants or Warrant Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Warrants or Warrant Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such owners. This summary does not address the tax consequences to any such entity or arrangement or owner. Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Warrants or Warrant Shares.

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Warrants or Warrant Shares.

The Company may be a PFIC during its current tax year ended August 31, 2018 and expects to be a PFIC in future years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the Company’s PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by the Company (or by one of the Company’s subsidiaries). Each U.S. Holder should consult its own tax advisor regarding the Company’s status as a PFIC and the PFIC status of each non-U.S. subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The Company generally will be a PFIC for any tax year in which (a) 75% or more of the gross income of the Company for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of the assets of the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any of the Company’s subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules Under Section 1291 of the Code” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Warrants or Warrant Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Warrants or Warrant Shares.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Warrants and Warrant Shares will depend on whether such U.S. Holder makes a QEF Election or makes a Mark-to-Market Election with respect to such Warrant Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Warrants and Warrant Shares and (b) any excess distribution received on the Warrant Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Warrant Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Warrants and Warrant Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Warrant Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Warrant Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Warrant or Warrant Shares, it will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Warrant Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Warrant Shares were sold on the last day of the last tax year for which the Company was a PFIC. No such election, however, may be made with respect to the Warrants.

Under proposed Treasury Regulations, if a U.S. holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. Under rules described below, the holding period for the Warrant Shares will begin on the date a U.S. Holder acquires the Warrants. This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Warrant Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Warrant Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the Company’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Company’s ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Warrant Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Warrant Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Warrant Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

As discussed above, under proposed Treasury Regulations, if a U.S. holder has an option, warrant or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a U.S. Holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, under the proposed Treasury Regulations, if a U.S. Holder of Warrant Shares makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to such Warrant Shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder’s Warrant Shares. However, a U.S. Holder of Warrant Shares should be eligible to make a timely QEF Election if such U.S. Holder elects in the tax year in which such Warrant Shares are received to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Warrant Shares were sold for fair market value on the date such U.S. Holder acquired them by exercising the corresponding Warrant. In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to the Warrants, and Warrant Shares.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election, assuming the election to recognize gain upon exercise described above is made, with respect to their Warrant Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to Warrant Shares only if the Warrant Shares are marketable stock. The Warrant Shares generally will be “marketable stock” if the Warrant Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Warrant Shares are “regularly traded” as described in the preceding sentence, the Warrant Shares are expected to be marketable stock. The Company believes that its Common Shares were “regularly traded” in the first calendar quarter of 2018 and expects that the Common Shares should be “regularly traded” in the second calendar quarter of 2018. However, there can be no assurance that the Warrant Shares will be “regularly traded” in subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Warrant Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Warrant Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Warrant Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Warrant Shares.

Because, under the proposed Treasury Regulations, a U.S. Holder’s holding period for Warrant Shares includes the period during which such U.S. Holder held the Warrants, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its Warrant Shares after the beginning of such U.S. Holder’s holding period for the Warrant Shares unless the Warrant Shares are acquired in the same tax year as the year in which the U.S. Holder acquired its Warrants. Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which Warrant Shares are received. However, the general mark-to-market rules will apply to subsequent tax years.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Warrant Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Warrant Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Warrant Shares, over (ii) the fair market value of such Warrant Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Warrant Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Warrant Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Warrant Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Warrant Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Warrant Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Warrants or Warrant Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Warrants or Warrant Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Warrants or Warrant Shares.

In addition, a U.S. Holder who acquires Warrants or Warrant Shares from a decedent will not receive a “step up” in tax basis of such Warrants or Warrant Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Warrants and Warrant Shares.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

The following discussion describes the general rules applicable to the ownership and disposition of the Warrants but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Exercise of Warrants

A U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. If, as anticipated, the Company is a PFIC, a U.S. Holder’s holding period for the Warrant Share will begin on the date on which such U.S. Holder acquired its Warrants.

In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Warrants into Warrant Shares. The U.S. federal income tax treatment of a cashless exercise of Warrants into Warrant Shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Warrants.

Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Subject to the PFIC rules discussed above, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Warrants Without Exercise

Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or the Company’s assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the shareholders). Adjustments to the exercise price of Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. (See more detailed discussion of the rules applicable to distributions made by the Company at “Distributions on Warrant Shares” below).

General Rules Applicable to U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Warrant Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Warrant Shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Warrant Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Warrant Share (as well as any constructive distribution on a Warrant as described above) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the Company’s current and accumulated “earnings and profits”, as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Warrant Shares and thereafter as gain from the sale or exchange of such Warrant Shares (see “Sale or Other Taxable Disposition of Warrant Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by the Company with respect to the Warrant Shares will constitute ordinary dividend income. Dividends received on Warrant Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or the Warrant Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Warrant Shares

Upon the sale or other taxable disposition of Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Warrant Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Warrant Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Warrants or Warrant Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Warrant Shares (or with respect to any constructive dividend on the Warrants) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation (including constructive dividends) should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Warrant Shares or Warrants that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the Warrant Shares and net gains from the disposition of the Warrants and Warrant Shares. Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions under the PFIC rules discussed above are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of Warrant Shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the Warrant Shares by excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in PFICs for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or such trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Warrants and Warrant Shares and the advisability of making this election.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless their Warrants and Warrant Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Warrants and Warrant Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF WARRANTS AND WARRANT SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

The Company is authorized to issue an unlimited number of Common Shares without par value of which 291,034,110 Common Shares were issued and outstanding as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the board of directors of the Company. Shareholders are entitled upon liquidation, dissolution or winding-up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

DESCRIPTION OF THE WARRANTS

Except in limited circumstances, the Warrants were issued on a non-certificated issue basis only under the Warrant Indenture (as defined herein), entered into on the Closing Date, between the Company and Computershare Trust Company of Canada (the “Warrant Agent”). Each Warrant entitles its holder to purchase one Common Share from the Company at the Warrant Exercise Price at any time prior to 4:00 p.m. (Vancouver time) on the Expiry Date, after which such Warrant will become null and void. The Warrant Indenture requires the Company to cause to be delivered to the holders of Warrants, upon the due exercise thereof, that number of Common Shares to which such holders are entitled; provided, however, that the Company shall not be required, upon the exercise of any Warrants, to issue fractions of Common Shares. The Warrants are transferrable in accordance with the terms of the Warrant Indenture. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the Warrant Indenture. Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants which was filed by the Company under its corporate profile on SEDAR and EDGAR following the closing of the Unit Offering. A register of holders will be maintained at the principal offices of the Warrant Agent in Vancouver, British Columbia.

The Warrants, including the Additional Warrants (defined below), are listed for trading on the TSX under the symbol “PTM.WT.U”.

The Warrant Indenture provides for adjustments to the Warrant Exercise Price or to the number of Warrant Shares deliverable upon the exercise of the Warrants upon the occurrence of certain events, including:

(a)

the issuance of Common Shares or securities exchangeable for, or convertible into, Common Shares to all or substantially all of the holders of Common Shares by way of stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of Warrants or any outstanding stock options);

(b)	subdivisions, consolidations or certain reclassifications of the Common Shares;

(c)

the issuance, to the holders of Common Shares generally, of rights, options or warrants (expiring within 45 days after the record date for determining shareholders entitled to receive them) to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at less than 95% of the “current market price” (as defined in the Warrant Indenture) of such Common Shares; or

(d)

the issuance or distribution, to the holders of Common Shares generally, of securities other than Common Shares, or evidences of indebtedness, cash, or any other property or assets, rights, options or warrants (other than those mentioned above) to subscribe for Common Shares or securities exchangeable or convertible into Common Shares.

The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable on the exercise of the Warrants and/or the exercise price per security in the event of the following additional events: (i) reorganization, reclassification or other change of the Common Shares into other securities; (ii) consolidation, amalgamation, arrangement, merger or other business combination of the Company with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other securities); or (iii) a sale or conveyance of all or substantially all of the Company’s property or assets to another entity in which the holders of Common Shares are entitled to receive shares or other securities or property, including cash.

No adjustment of the Warrant Exercise Price is required to be made with respect to the Warrants until the cumulative adjustments amount to 1% or more of the Warrant Exercise Price then in effect; however, any such adjustment which does not have to be made will be carried forward and will be taken into account should there be any subsequent adjustment.

No fractional Common Shares will be delivered and no cash or other consideration will be paid upon the exercise of any Warrant. Holders of Warrants will have no voting rights or pre-emptive rights or any other rights which a holder of Common Shares would have.

The Warrant Indenture also provides that a Warrant holder who purchased such Warrants in the Company’s public offering of the Units shall not have the right to exercise any portion of a Warrant to the extent that, after giving effect to such issuance after exercise, the Warrant holder (together with the Warrant holder’s affiliates, and any other persons acting as a group together with the Warrant holder or any of the Warrant holder’s affiliates), would beneficially own in excess of 19.9% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of the Warrant in question.

From time to time, the Company and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing effects or inconsistencies or making any change that, in the opinion of the Warrant Agent, does not adversely affect the rights of the Warrant Agent or the holders of the Warrants. Any amendment or supplement to the Warrant Indenture that would adversely affect the interests of the holders of the Warrants may only be made by extraordinary resolution of the Warrant holders, which will be defined in the Warrant Indenture as a resolution either (i) passed at a meeting of the holders of the Warrants at which there are holders of Warrants present in person or represented by proxy entitled to acquire in the aggregate at least 25% of the aggregate number of Common Shares that could be acquired pursuant to all the Warrants then outstanding, and passed by the affirmative vote of holders of Warrants entitled to acquire not less than 66 2/3% of the aggregate number of Common Shares that could be acquired pursuant to all the Warrants then outstanding that are represented and voted at the meeting; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the then outstanding Warrants.

This Prospectus covers the issuance of the Common Shares upon exercise of the Warrants for purposes of applicable U.S. securities laws (such additional prospectus supplement will not be filed in respect of, and will not qualify, any distribution of the Common Shares upon exercise of the Warrants in any province or territory of Canada). The Company will use its reasonable best efforts to maintain the effectiveness of such registration until the earlier of the Expiry Date for the Warrants or such time as no Warrants remain outstanding, which could require the additional filing of a new registration statement and/or base shelf prospectus and prospectus supplement if the current Prospectus is no longer effective. If, at any time prior to the Expiry Date for the Warrants, the Company determines that no registration statement filed with the SEC is effective, or that its use is suspended, the holders of Warrants will receive a notice of this determination, together with written confirmation that the Warrants may, until the earlier of (x) a registration statement becoming effective or ceasing to be suspended and any prospectus supplement necessary thereto having been filed, and (y) the Expiry Date, if the current market price (as defined in the Warrant Indenture) of the Common Shares exceeds the Warrant Exercise Price, also exercise such Warrants by means of a “cashless exercise” in which the holder of Warrants will be entitled to receive a certificate for a number of Common Shares determined on the basis of the excess of the current market price over the Warrant Exercise Price (a “Cashless Exercise”). In addition, if the Company determines at any time prior to the Expiry Date that U.S. state securities laws are not preempted with respect to exercises of the Warrants, the Company may by written notice to the Warrant Agent elect to permit exercises of Warrants that are subject to the laws of one or more U.S. jurisdictions to be exercised pursuant to a Cashless Exercise.

No Common Shares will be issued pursuant to the exercise of any Warrant if the issuance of such Common Shares would constitute a violation of the securities laws of any applicable jurisdiction. The Company will legend the certificates representing the Common Shares issuable upon exercise of any Warrant if, in the opinion of counsel to the Company, such legend is necessary in order to avoid a violation of any applicable securities laws or stock exchange requirements. Unless a registration statement filed with the SEC is effective, any necessary prospectus supplement has been filed with the SEC and state securities laws are preempted, the Warrants may only be exercised by persons who establish to the reasonable satisfaction of the Company and the Warrant Agent (which may include providing an opinion of counsel of recognized standing satisfactory to the Company) that the issuance of the Common Shares pursuant to the exercise of the Warrants can be completed pursuant to and in accordance with an exemption or exclusion from the registration requirements of the U.S. Securities Act of 1933, as amended, and all applicable state securities laws.

The foregoing summary of certain of the principal provisions of the Warrant Indenture and the Warrants is a summary only and is qualified in its entirety by reference to the provisions of the Warrant Indenture and the Warrants.

PLAN OF DISTRIBUTION

This Prospectus relates to the issuance of: (i) up to 117,453,862 Common Shares issuable from time to time on exercise of 117,453,862 Warrants issued by the Company on May 15, 2018; and (ii) such indeterminate number of additional Common Shares that may be issuable by reason of the anti-dilution provisions contained in the warrant indenture governing the Warrants (the “Warrant Indenture”). Each Warrant will entitle the holder to purchase one Common Share for a price of US$0.17 at any time until 4:00 p.m. (Vancouver time) (the “Expiry Time”) on the Expiry Date, after which such Warrant will become null and void.

On May 11, 2018, the Company filed a prospectus supplement to its short form base shelf prospectus dated October 14, 2016 with the securities commission or similar regulatory authority in each of the provinces of Canada (except Quebec) (the “Canadian Securities Regulators”) and a prospectus supplement to its registration statement on Form F-10 (File No. 333-213985), filed as of May 14, 2018 with the SEC, relating to the offering by the Company to the public in each of the provinces of Canada, except Quebec, and the United States of Units. Each Unit consists of one Common Share (an “Offered Share”) and one Warrant, with each Warrant exercisable for one Common Share. In connection with the Unit Offering, the Company entered into an underwriting agreement dated May 11, 2018 with BMO Nesbitt Burns Inc., Leede Jones Gable Inc. and Roth Capital Partners, LLC (the “Underwriters”), pursuant to which the Company agreed to sell and the Underwriters agreed to purchase from the Company 114,000,000 Units at a price of US$0.15 per Unit (the “Offering Price”). In addition, the Company granted the Underwriters an option (the “Over-Allotment Option”) exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, to purchase up to an additional 17,100,000 Units (the “Additional Units”) at a price of US$0.15 per Additional Unit to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option was exercisable by the Underwriters to acquire: (i) Additional Units at the Offering Price; (ii) additional Offered Shares (the “Additional Offered Shares”) at a price of US$0.149 per Additional Offered Share; (iii) additional Warrants (the “Additional Warrants”) at a price of US$0.001 per Additional Warrant; or (iv) any combination of Additional Units, Additional Offered Shares and/or Additional Warrants, so long as the aggregate number of Additional Offered Shares and Additional Warrants which may be issued under the Over-Allotment Option did not exceed 17,100,000 Additional Offered Shares and 17,100,000 Additional Warrants. The Underwriters partially exercised the Over-Allotment Option to acquire 3,453,862 Additional Units at the Offering Price.

This Prospectus registers the issuance of the Common Shares upon exercise of the Warrants under the United States Securities Act of 1933, as amended.

The Common Shares to which this Prospectus relates will be sold directly by the Company to the holders of Warrants on the exercise of such Warrants. No underwriter, dealer or agent will be involved in these sales.

The outstanding Common Shares are listed for trading on the TSX under the symbol “PTM” and on the NYSE American under the symbol “PLG”. The Company obtained approvals from the TSX and the NYSE American on May 14, 2018 to list the Common Shares issuable pursuant to the Warrants and Additional Warrants.

LEGAL MATTERS

Certain legal matters in connection with the offering of the Warrant Shares have been passed upon on behalf of the Company by Gowling WLG (Canada) LLP, as to Canadian legal matters, and Dorsey & Whitney LLP, as to U.S. legal matters.

INDEPENDENT AUDITOR

The Company’s auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia, report that they are independent from the Company within the meaning of the Code of Professional Conduct of Chartered Professional Accountants of British Columbia, Canada, and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC.

INTEREST OF EXPERTS

The technical information, mineral reserve and mineral resource estimates and economic estimates relating to the Waterberg Project and the Company’s other properties included or incorporated by reference in this Prospectus has been included or incorporated by reference in reliance on the report, valuation, statement or opinion of the persons described below with the consent of that person, who has authorized the contents of that part of the document. The following persons, firms and companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference.

Name and Address	Description
Charles Muller ..................................	Co-authored the Waterberg PFS.
(B. Sc. (Hons) Geology) Pri., Sci. Nat.,
CJM Consulting (Pty) Ltd.
Ruimsig Office Park
193 Hole-In-One Ave
Ruimsig, Roodepoort
1735 Johannesburg
South Africa

Robert L. Goosen ..................................	Co-authored the Waterberg PFS.
B. Eng. (Mining, Engineering), Pr. Eng.
(ECSA) of Advisian/
WorleyParsons Group
39 Melrose Boulevard
Melrose Arch
2076 Johannesburg
South Africa

Gordon Cunningham..................................	Co-authored the Waterberg PFS.
B. Eng. (Chemical), Pr. Eng. (ECSA) of
Turnberry Projects (Pty) Ltd.
2313 Spoonbill Drive
Waterfall Valley Estate
1682 Midrand
Johannesburg
South Africa

R. Michael Jones P. Eng., Platinum Group Metals Ltd..................................

The President and Chief Executive Officer of the Company. The non-independent qualified person for all scientific and technical information included or incorporated by reference herein that is not attributed to one of the above-named persons.

Bentall Tower 5
Suite 788 – 550 Burrard Street
Vancouver, BC
Canada V6C 2B5

None of the experts named in the foregoing section held, at the time they prepared or certified such statement, report, opinion or valuation, received after such time or will receive any registered or beneficial material interest, direct or indirect, in any securities or other property of the Company or one of the Company’s associates or affiliates other than R. Michael Jones, the President and Chief Executive Officer of the Company, who owns 355,587 Common Shares representing 0.12% of the issued and outstanding Common Shares as of the date of this Prospectus.

Except as otherwise stated above, none of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or will receive a material direct or indirect interest in any property of the Company or any associate or affiliate of the Company.

Except as otherwise stated above, none of the aforementioned persons, nor any director, officer, employee, consultant or partner, as applicable, of the aforementioned persons is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia.

The U.S. co-transfer agent for the Common Shares is Computershare Trust Company, N.A., at its offices in Golden, Colorado.